AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2022

Registration No. 333-262600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PIONEER GREEN FARMS, INC.

(Exact Name of Registrant as specified in its charter)

Florida	2833	83-3417168
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1301 10th Avenue, East, Suite G

Palmetto, FL 34221

Tel: (727) 304-8003

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael Donaghy

1301 10th Avenue, East, Suite G

Palmetto, FL 34221

Tel: (727) 304-8003

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Elton Norman, Esq.

The Norman Law Firm PLLC

8720 Georgia Avenue, Suite 1000

Silver Spring, MD 20910

Phone: (301)-588-4888              Facsimile: (301) 576-3544

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is ﬁled to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment ﬁled pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment ﬁled pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☐	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) ☒

		Proposed	Proposed
		Maximum	Maximum
	Amount to be	Offering	Aggregate
Title of Each Class of	Registered	Price per	Offering
Securities to be Registered	(1)(2)	Share (3)	Price
Shares of Common Stock, par value $0.0001 per share, underlying, Common Stock	5,666,000	$.25	$1,416,500	$
Total	5,666,000	$.25	$1,416,500	$

(1)	5,000,0000 shares of Common Stock being registered hereunder are being registered for sale by the Company and 666,000 shares of Common Stock are being registered for sale by Selling Shareholders.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares being registered hereunder shall be deemed to cover additional securities to be offered to prevent dilution and thus includes such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or other similar transactions.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The Company may not sell these securities until the registration statement ﬁled with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED JUNE 7, 2022

PIONEER GREEN FARMS, INC.

5,666,000 shares Common Stock

This prospectus relates to the offer and sale, of up to 5,666,000 shares of our common stock. 5,000,000 shares are being sold by the Company and 666,000 shares are being sold by Selling Shareholders. The Company will not receive any proceeds from the shares being sold by Selling Shareholders. The Company is conducting the offering and sale of shares on a self-underwritten’ best efforts basis, with no minimum shares required. This offer will commence promptly on the date of this Prospectus, and will terminate 12 months from the date that the Registration Statement relating to the Shares in this prospectus is declared effective, unless earlier fully subscribed or terminated by the Company.

The offering price bears no relationship to our assets, book value, earnings, or any other customary investment criteria. For additional information regarding the methods of sale you should refer to the section entitled “Plan of Distribution” beginning on page 5 of this prospectus.

We will bear all costs relating to the registration of the Shares. We expect our common stock to be registered on the OTC Market place.

Investing in our common stock is highly speculative and involves a high degree of risk. See the section entitled “Risk Factors” appearing on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 7, 2022

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor seeking an offer to buy, securities in any state where the offer or solicitation is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, ﬁnancial condition, results of operations, and prospects may have changed since such date.

The distribution of this prospectus and the issuance of the securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the securities and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the common stock of Pioneer Green Farms, Inc. (referred to herein as the “Company,” “Pioneer,” “PGF,” “we,” “our,” and “us”). You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition or Plan of Operations,” and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

Overview

Pioneer Green Farms Inc. formerly known as Pioneer Green LLC (the “Company” or “Pioneer”) is a Florida corporation that was established in 2019 for the purpose of cultivating industrial hemp to provide full spectrum oil. The Company’s business model is to grow hemp flowers from seeds to oil. The seed is planted and harvested then extracted to oil. The Company has engaged an extraction facility to extract the oil from the plants. However, in order to be efficient and to minimize costs, the extracting facility does not begin extracting oil until the harvest reaches 1500 pounds. Our harvest from 2020 was small since we had just started operations and is being stored at the extraction facility until we reach the 1500 pound minimum limit. As discussed below, we now operate at two locations and we expect that each harvest will meet more than the minimum 1500 pounds required for extraction. Our plan is to sell the extracted oil to wholesale buyers.. The goal is to create a CBD company that can produce high quality product. Pioneer leases farmland from Bernis C. Drymon and Sylvia Drymon, D/B/A Drymon Citrus Nursery. Pioneer currently operates 4 - 30 ft X 100 ft greenhouses at the Drymon Nursery, 2 of which are thoroughly outfitted with special lighting and other equipment designed to ensure uniform growing conditions after its initial buildout. All CBG, Pioneer’s premium flower, is grown indoors under strict regulations approved by the State of Florida with all documentation at hand. In addition to hemp cultivation, at the Drymon Farm we are also producing peaches, lychee, dragon fruit, passion fruit and longan fruit stock trees for resale.

In January 2022, the Company purchased a second location in Myakka City, Manatee County, Florida. This gives the Company the ability to more than double its crop output from Drymon Farm. The Company plans to begin to cultivate 8,000 plants in Spring 2022, outdoors at the Myakka location. In addition, the Company intends to build 7 green houses (30 ft X 100 ft) on the Myakka farm in 2022 with the ability to house 500 plants in each green house. In 2022, the Company expects to harvest approximately 16,000 plants at the Myakka farm and 7,000 plants from the Drymon farm. The Company is working at both locations and expects to continue to work each farm at full capacity. At each location, CBD flower is grown outdoors on several different plots of land within the Pioneer compound and the plants will be extracted for oil and will be sold to wholesale buyers.  Any outdoor plants that cannot be extracted for their oil can be bagged and sold as flower.  Growing both indoors and outdoors enable the Company to reduce risks and better determine how to maximize its growing practices.  It also allows the Company to operate all year long, without regard to the change of seasons. There is 24/7 security with 6 full time and 2 part time employees with over 100 years of citrus farm experience overseeing the projects every day and communicating with the Pioneer team.

Pioneer leases farmland from Bernis C. Drymon and Sylvia Drymon, D/B/A Drymon Citrus Nursery. Drymon has met all Florida THC testing and operations guidelines, as well as all facility inspections. Pioneer has applied for a license from the State of Florida, Department of Agriculture and Consumer Services for growing fruitstock trees. The license was received in March   2022. Drymon’s Citrus Nursery has a license for hemp cultivation from the State of Florida Department of Agriculture and Consumer Services (the “Department”). The Company’s lease agreement with Drymon Nursery allows the Company to use and control the Drymon hemp cultivation license. In addition both Bernis C. Drymon and Sylvia Drymon are employees of the Company. The Company is using the Drymon Citrus Nursery hemp license for the Myakka, Florida location. The Department approved the Drymon license for use at the Myakka, Florida location.

The initial crop in Florida was harvested in the Fall of 2020 and a Winter 2021 crop of 2000 plants have been planted for an expected March-April 2022 harvest timeline. The Company has engaged an extraction facility to extract the oil from the plants. However, in order to be efficient and to minimize costs, the extracting facility does not begin extracting oil until the harvest is 1500 pounds. The 2020 harvest is being stored until we reach the 1500 pound minimum needed for extraction. We expect to reach and exceed 1500 pounds in 2022. As a result, our 2020 harvest has not yet been sold for revenue.

From seed to harvest, we oversee and manage the growing of our hemp plants. Seeds are planted and normally germinate within seven days. The germination process takes the same time whether it is planted outside in the field or in seven-gallon containers in the greenhouses. When the seeds sprout and begin to grow, it takes approximately three months to get to harvest, in both the field and in the greenhouses. Once the plants are harvested, the flower then dries for approximately two weeks. The flower is then sent to the extraction facility to extract the oil. Extraction begins when we reach 1500 pounds of flower.

At the planting, growing and harvesting stages, the Company cares for and closely monitors the plants to reduce the risk of loss at any stage. The Company ensures that plants are adequately watered, uses safe pest control measures to prevent loss, does soil testing, and regulates climate in the greenhouses. Due to the actions taken by the Company, risk of loss of the seeds and plants at these stages are minimal, except for extreme weather events that are out of the Company’s control.

We purchase our seeds from various suppliers. All of our seeds are certified by the Association of Official Seed Certifying Agencies (“AOSCA”). We have not encountered any difficulty in obtaining seeds to date and there are currently several seed producers and distributors from which we can purchase. However, as the number of hemp growers increase across the country, there is no assurance that this will not change, making seeds more difficult to obtain, if at all.

AOSCA is an organization of agencies that provides internationally recognized seed certification and is dedicated to assisting plant breeders and seed producers in the production, identification, distribution, and promotion of certified classes of seed and other crop propagation materials.

We are planting the same seeds indoors and outdoors. We are using the same certified seeds at the Myakka location that we use at Drymon farm. And will continue to grow under the State of Florida certified rules.

We price our product to be competitive in our industry. We believe our prices are similar to other companies in the hemp business. We price our products at a fair value considering factors such as supply, demand, quality of product, and competition in our market. Our growing practices consist of seed to field to pot to extraction. All stages of the planting and growth of our crop are documented, including, planting dates, sprays, climate control, and soil testing. We do our own pre-testing in stages with a prominent laboratory that is approved by the Department. In addition, at least once a year, the Department sends an inspector to our locations to inspect our operations. The inspector cuts, bags and tests our hemp flowers using a third-party laboratory. The results go directly to the Compliance Department of the Department. We have not received any complaints or other corrective action or requests relating to inspections from the Department.

Our hemp flower in storage is stored in a facility that has been meticulously designed to optimize cannabinoid preservation and integrity. Our stored flower is in good condition and will be extracted when we harvest in the summer of 2022. The facility laboratory performs regular checks on the storage environment, periodically assessing moisture and active water as well as testing for mycotoxins. With our new location at the Myakka property, and the number of greenhouses we are utilizing in both locations, we expect to harvest more than the required minimum flower for extraction at each harvest, reducing the need for storage for any extended periods of time going forward.

Industrial hemp is a highly regulated crop across the world and licenses from state authorities are required to grow, process, distribute, and use these products. While hemp cultivation is legal in Florida, as long as a license is obtained, hemp cultivation in the various states and at the federal level remain in a state of flux.

The Pioneer Green Farms team, consisting of 6 full-time and 2 part time employees completed its first Spring planting in 2021 of 3500 CBD plants outdoors and 2000 CBG plants indoors. The plan originally called for the building of an oil extraction facility on site, but there are now services that can come to the farm at harvest time and extract the oil from the outdoor plants, negating the need for a major capital expenditure and enabling the Company to keep its operating costs at a minimum.

While the hemp market is highly competitive and there are well established companies operating in the hemp space, we believe we have a competitive advantage because of our focus on implementing and maintaining quality sustainable growing practices, and competitive pricing.

Corporate History

The Company was first organized as Pioneer Green Farms, LLC in January 2019 as a Florida-based limited liability company (the “LLC”). On May 10, 2021, Pioneer Green Farms, LLC converted into Pioneer Green Farms, Inc., a C corporation. Ownership interest in the LLC converted into a pro rata interest in shares of the C corporation. Members of the LLC, upon conversion, became shareholders of the Company with a corresponding ownership interest in the Company as the interest held in the LLC. The Company originally entered a joint-venture with Colorado- based Sugar Magnolia Hemp Farms LLC to cultivate hemp in the State of Colorado in 2019. Ten (10) acres of hemp were subsequently grown and harvested and that was the beginnings of the farming process.

Due to the Company being based in Florida, it decided to pursue hemp cultivation in the State of Florida when the State of Florida legalized hemp production in July 2019. The climate in Florida enables the farm to grow three to four crops per year with much lower overhead as opposed to Colorado where only one crop can be grown annually at higher operational costs in an extremely competitive Colorado marketplace. Pioneer Green Farms entered a 25-year lease of 5 acres from Drymon’s Citrus Nursery (“Drymon’s”) of Sarasota, Florida. Drymon’s has been involved in citrus farming in Florida for many decades and has met all the State’s guidelines for licensed applicants. Drymon was granted a hemp cultivating license which Pioneer has a right to use and control pursuant to it’s lease agreement with Drymon. Pioneer owns the farming infrastructure which is expansive and controls the revenues from the flower and oil extracts. In return, Drymon’s will receive 10% of any net profits from the sale of the hemp products moving forward as part of the lease payment.

In April 2020, Drymon’s was granted a hemp cultivation license by the Plant Division of the Florida Department of Agriculture and Consumer Services. The Company uses and controls the Drymon hemp cultivation license, as part of its lease agreement with Drymon. Pioneer was able to build, construct and outfit 4 - 30 ft x 100 ft greenhouses on Drymon’s Nursery with water, lighting, and all equipment and specifications to ensure optimal uniform growing conditions and crop consistency approved by State regulations.  Thirty-Five Hundred (3500) hemp plants consisting of CBD and CBG were systematically planted in stages and all aspects of the planting were carefully monitored and recorded, according to regulations and guidelines to build a comprehensive database for the farm. The Company’s business model is focused on growing hemp, harvesting flower, and extracting oil for sale to wholesale buyers.

In January 2022, the Company completed the purchase of over five (5) acres of farmland in Myakka City, Manatee County, Florida. The Company intends to expand its operations by building at least six (6) more greenhouses and planting over eight thousand (8,000) outdoor hemp plants. The Company expects that this new location will generate more than twice the oils as the Drymon location. In addition, the Company intends to build 7 green houses (30 ft X 100 ft) on the Myakka farm in 2022 with the ability to house 500 plants in each green house. In 2022, the Company expects to harvest approximately 8,000 plants at the Myakka farm and 3,500 plants from the Drymon farm in each harvest for a total of 16,000 from the Myakka farm and 7,000 from the Drymon farm. The Company is working at both locations and expects to continue to work each farm at full capacity. The Company is using the Drymon Citrus Nursery hemp license for the Myakka, Florida location. The Department approved the Drymon license for use at the Myakka, Florida location.

Emerging Growth Company Status

We are an “emerging growth company” as defined under the Jumpstart Our Business Startups Act, commonly referred to as the “JOBS Act.” We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

As an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (we will also not be subject to the auditor attestation requirements of Section 404(b) as long as we are a “smaller reporting company,” which includes issuers that had a public float of less than $75 million as of the last business day of their most recently completed second fiscal quarter);

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Pioneer Green Farms, Inc., formerly known as Pioneer Green Farms LLC, is a Florida corporation, and the operator of the website, www.pioneergreenusa.com.

THE OFFERING

Securities Offered by the Company	5,000,000 shares of the Company’s common stock

Securities Offered by Selling Stockholders	666,000 shares of the Company’s common stock

Common stock Outstanding Before the Offering (1)	23,007,000

Common stock Outstanding After the Offering	28,007,000

Quotation of Common stock	The Company’s intends to have its common shares quoted on the OTCQB markets.

Use of Proceeds	See “Use of Proceeds” on page 24 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page10.

(1)	Based on 23,007,000 shares outstanding as of March 31, 2022.

RISK FACTORS

An investment in our common stock involves a high degree of risk. An investor should carefully consider the following risk factors and the other information in this registration statement before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks.

A pandemic, epidemic or outbreak of an infectious disease in the markets in which the Company operates or that otherwise impacts its facilities and customers could adversely impact the Company’s business.

If a pandemic, epidemic, or outbreak of an infectious disease including the recent outbreak of respiratory illness caused by a novel coronavirus (COVID-19) first identified in Wuhan, Hubei Province, China, or other public health crisis were to affect the Company’s markets or facilities, or its customers, the Company’s business could be adversely affected. Consequences of the coronavirus outbreak are resulting in disruptions in or restrictions on the Company’s ability to travel and hold live events. If such an infectious disease broke out at the Company’s office, facilities or work sites, its operations may be affected significantly, its productivity may be affected, and the Company may incur increased costs. If the persons and entities with which the Company contracts are affected by an outbreak of infectious disease, its live events may be delayed or cancelled, and the Company may incur increased costs. If the Company’s employees or subcontractors with whom it works were affected by an outbreak of infectious disease, the Company’s labor supply may be affected, and it may incur increased labor costs. In addition, the Company may experience difficulties with certain suppliers or with vendors in its supply chains, and its business could be affected if the Company becomes unable to procure essential equipment, supplies or services in adequate quantities and at acceptable prices. Further, an infectious outbreak may cause disruption to the U.S. economy, or the local economies of the markets in which the Company operates, increase costs associated with its business, affect job growth and consumer confidence, or cause economic changes that the Company cannot anticipate. Overall, the potential impact of a pandemic, epidemic or outbreak of an infectious disease with respect to the Company’s markets or its facilities is difficult to predict and could adversely impact the Company’s business. In response to the COVID-19 situation, federal, state, and local governments (or other governments or bodies) are considering placing, or have placed, restrictions on travel and conducting or operating business activities. Currently those restrictions are very fluid and evolving. the Company has been and will continue to be impacted by those restrictions. Given that the type, degree, and length of such restrictions are not known at this time, the Company cannot predict the overall impact of such restrictions on it, its customers, its subcontractors, and others with whom the Company works or the overall economic environment. As such, the impact these restrictions may have on the Company’s financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact may be material. In addition, due to the speed with which the COVID-19 situation is developing and evolving, there is uncertainty around its ultimate impact on public health, business operations and the overall economy; therefore, the negative impact on the Company’s financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact may be material.

Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration (FDA) and the Federal Trade Commission (FTC)

The FDA under the Federal Food, Drug, and Cosmetic Act regulates the formulation, manufacturing, packaging, labeling, and distribution of food, dietary supplements, drugs, cosmetic, medical devices, biologics, and tobacco products.

Our hemp-derived CBD products are not intended to be drugs. Accordingly, we have not been required to obtain FDA approval for our existing hemp-derived CBD products. Moreover, the regulatory status of hemp-derived CBD products is in a state of flux as FDA attempts to determine the appropriate manner in which to regulate these products. Thus, the regulatory approach is still evolving, and we may be required to seek FDA’s approval to market food and dietary supplements containing hemp-derived CBD. It is also possible that FDA may simply issue a regulation setting forth the conditions in which such products may be marketed, or it may simply prohibit these products. However, because FDA’s regulatory process is in its infancy, we cannot predict the likely outcome. (See preceding Section, “Government Regulation”.) In addition, the FTC under the Federal Trade Commission Act (“FTC Act”) requires that product advertising be truthful, substantiated, and non-misleading. We believe that our advertising meets these requirements. However, the FTC may bring a challenge at any time to evaluate our compliance with the FTC Act.

Increases in the cost of ingredients, labor and other costs could adversely affect our operating results.

Our principal products contain hemp-derived CBD oil. Increases in the cost of ingredients in our products could have a material adverse effect on our operating results. Significant price increases, market conditions, weather, acts of God and other disasters could materially affect our operating results. An increase in our operating costs could adversely affect our profitability. Factors such as inflation, increased labor and employee benefit costs and increased energy costs may adversely affect our operating costs. Many of the factors affecting costs are beyond our control and we may not be able to pass along these increased costs to our customers.

We do not have long-term contracts with many of our suppliers, and as a result they could seek to increase prices or fail to deliver.

We typically do not rely on written contracts or long-term arrangements with our suppliers. Although we have not experienced significant problems with our suppliers, our suppliers may implement significant price increases or may not meet our requirements in a timely fashion, if at all. The occurrence of any of the foregoing could have a material adverse effect on our operating results.

Any prolonged disruption in the operations of any of our packaging facilities could harm our business.

Any prolonged disruption in the operations of any facilities that perform our packaging, whether due to technical or labor difficulties, destruction or damage to the facility, real estate issues or other reasons, could result in increased costs and reduced revenues and our profitability and business results could be harmed.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our ability to successfully grow our brand depends on our ability to attract and retain professionals with talent, integrity, enthusiasm, and loyalty to our corporate team. If we are unable to attract or retain key personnel, our profitability and growth potential could be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

We depend in large part on our brand and branded products as well as on our proprietary processes and believe that they are especially important to our business. We will need to rely on a combination of trademarks, copyrights, trade secrets and similar intellectual property rights to protect our brand and branded products, however currently the Company holds no trademarks or patents, nor at this time, has any patent pending.

The success of our business depends on our ability to obtain trademarks to increase brand awareness and further develop our branded products in both domestic and international markets. We plan to register, certain trademarks in the United States and may elsewhere. If obtained, we may not be able to adequately protect our trademarks and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. We may from time to time be required to institute litigation to enforce any trademarks or other intellectual property rights we obtain, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and business results regardless of whether we are able to successfully enforce our rights.

Pandemics, natural disasters and geo-political events could adversely affect the Company’s business.

Pandemics, natural disasters, including hurricanes, cyclones, typhoons, tropical storms, floods, earthquakes and tsunamis, weather conditions, including winter storms, droughts and tornadoes, whether as a result of climate change or otherwise, and geo-political events, including civil unrest or terrorist attacks, that affect the Company, or other service providers, could adversely affect the Company’s business.

Our current Board of Directors consists of three people

Michael Donaghy - President & CEO

Thomas J. Bellante, CPA,, CFO

Beverly Drew, Corporate Secretary

Robert Turner – Director

We do not have any outside Board Directors which could create a conflict of interests and pose a risk from a corporate governance perspective.

Our Board of Directors consists of three directors, which means that we have no outside or independent directors. The lack of independent directors may prevent the Board from being independent from management in its judgments and decisions and its ability to pursue the Board responsibilities without undue influence. For example, an independent Board can serve as a check on management, which can limit management taking unnecessary risks. Furthermore, the lack of independent directors creates the potential for conflicts between management and the diligent independent decision-making process of the Board. Furthermore, our lack of outside directors deprives our company of the benefits of various viewpoints and experience when confronting the challenges we face. With no independent director sitting on the Board of Directors, it will be difficult for the Board to fulfill its traditional role as overseeing management.

We have not fully assessed our internal control over financial reporting. We have previously identified and may in the future identify material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2020, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. We have addressed and resolved the issues identified in 2020.

We have or are in the process of implementing measures designed further to improve our internal control over financial reporting, including how to remediate the control deficiencies that led to our previously identified material weaknesses, including:

·	the appointment of a Chief Financial Officer in January, 2022;

·	the establishment of formalized accounting policies and procedures and internal controls; and

·	the implementation of manual and automated controls to support our overall control environment and the segregation of duties and procedures.

Because we are an emerging growth company, we were not required to include an auditor attestation report on our internal control over financial reporting in our annual report for the year ended December 31, 2020. As a result, we have not yet fully assessed our internal control over financial reporting and are unable to assure that the measures we have taken to date, together with any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting, or to avoid potential future material weaknesses.

If we are unable to maintain an effective system of internal control over financial reporting, successfully remediate any existing or future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to FINRA listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result.

Risks Relating to Our Financial Condition

Although our financial statements have been prepared on a going concern basis, we must raise additional capital before June 30, 2022 to fund our operations in order to continue as a going concern.

Accell Audit & Compliance, PA, our independent registered public accounting firm for the fiscal year ended December 31, 2020, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2020, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We anticipate that our principal sources of liquidity will only be sufficient to fund our activities and debt service needs through June 30, 2022. In order to have sufficient cash to fund our operations beyond June 30, 2022, we will need to raise additional equity or debt capital by June 30, 2022, in order to continue as a going concern and we cannot provide any assurance that we will be successful in doing so.

All businesses are affected by an unstable economy.

Even through there may be downturns in the economy, consumers will always need essential goods and services regardless of the economy. However, economic downturns almost inevitably signal cutbacks in overall spending, which would translate specifically to us as decreased revenue, if any, as we expect that part of our income stream will be commissions on customer purchases and interest on customers’ balances.

We have a limited operating history and operate in a new industry, and we may not succeed.

The consumer products business is a highly competitive and risky business, and such competition from companies much bigger than us could adversely affect our operating results.

We compete with many national, regional, and local businesses. We could experience increased competition from existing or new companies in our channel, which could create increasing pressures to grow ours. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of channel share, which would have an adverse effect on our operating results. Other factors that could affect our business are:

·        Consumer tastes

·        National, regional, or local economic conditions

·        Disposable purchasing power

·        Demographic trends; and

·        The price of special ingredients that go into our products.

Our financial statements may not be comparable to those of other companies.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results if comparing us to such companies.

The success of our new and existing products and services is uncertain.

We have committed, and expect to continue to commit, significant resources and capital to develop and market existing product enhancements and new products. We cannot assure you that we will achieve market acceptance for all of our products, or of new products that we may offer in the future. Moreover, these new products may be subject to significant competition with offerings by new and existing competitors. In addition, new products and enhancements may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products or enhancements could seriously harm our business, financial condition and results of operations.

We cannot predict our future capital needs and we may not be able to secure additional financing.

We will need to raise additional funds in the future to fund our working capital needs and to fund further expansion of our business. We may require additional equity or debt financings, collaborative arrangements with corporate partners or funds from other sources for these purposes. No assurance can be given that necessary funds will be available for us to finance our development on acceptable terms, if at all. Furthermore, such additional financings may involve substantial dilution of our stockholders or may require that we relinquish rights to certain of our technologies or products. In addition, we may experience operational difficulties and delays due to working capital restrictions. If adequate funds are not available from operations or additional sources of financing, we may have to delay or scale back our growth plans.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control, which could adversely affect our ability to satisfy our debt obligations as they become due.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

·        Variations in the timing and volume of our sales

·        The timing of expenditures in anticipation of future sales

·        Sales promotions by us and our competitors

·        Changes in competitive and economic conditions generally

·        Foreign currency exposure

Consequently, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future. The Company’s operating results may vary. We may incur net losses. The Company expects to experience variability in its revenues and net profit. While we intend to fully implement our business plan , we may experience net losses. Factors expected to contribute to this variability include, among other things:

·        The general economy

·        The regulatory environment pertaining to our products

·        Climate, seasonality and environmental factors

·        Consumer demand

·        Transportation costs

·        Competition in products

You should further consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our new products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our common stock to the point investors may lose their entire investment.

As we expand our operations, we may be unable to successfully manage our future growth.

Since inception, our business has grown. This growth has placed substantial strain on our management, operational, financial and other resources. If we are able to continue expanding our operations in the United States and in other countries where we believe our products will be successful, as planned, we may experience periods of rapid growth, which will require additional resources. Any such growth could place increased strain on our management, operational, financial and other resources, and we will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. In addition, we will need to expand the scope of our infrastructure and our physical resources. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business and results of operations.

Any future litigation could have a material adverse impact on our results of operations, financial condition and liquidity, particularly since we do not currently have director and officer (“D&O”) insurance. Our lack of insurance may also make it difficult for us to retain and attract talented and skilled directors and officers. While we intend to apply for D&O insurance, we cannot guarantee that such application will be accepted.

Despite our significant efforts in product quality control, we face risks of litigation from customers and others in the ordinary course of business, which may divert our financial and management resources. Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

Claims of illness or injury relating to product quality or handling are common in the consumer products industry. While we believe our processes and high standards of quality control will minimize these instances, there is always a risk of occurrence, and so despite our best efforts to regulate quality control, litigation may occur. In that event, our financial condition, operating results and cash flows could be harmed.

From time to time we may be subject to litigation, including potential stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date we have no directors and officers liability (“D&O”) insurance to cover such risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys’ fees) of officers and directors who are the subject of a lawsuit as a result of their service to the Company. While we intend to attempt to obtain such insurance, there can be no assurance that we will be able to do so at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. While neither Florida law nor our articles of incorporation or bylaws require us to indemnify or advance expenses to our officers and directors involved in such a legal action, we expect that we would do so to the extent permitted by Florida law. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

The Company may be unable to manage growth, which may impact its potential profitability.

Successful implementation of the Company’s business strategy requires it to manage its growth. Growth could place an increasing strain on the Company’s management and financial resources. To manage growth effectively, the Company will need to:

∙	Establish definitive business strategies, goals and objectives;

∙	Maintain a system of management controls; and

∙	Attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees.

If the Company fails to manage its growth effectively, its business, financial condition, or operating results could be materially harmed, and the Company’s stock price may decline.

The Company operates in a highly competitive environment, and if it is unable to compete with its competitors, its business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

The Company operates in a highly competitive environment. The Company’s competition includes all other companies that are in the business of entertainment events or other related companies. A highly competitive environment could materially adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

The Company may not be able to compete successfully with other established companies offering the same or similar services and, as a result, the Company may not achieve its projected revenue and user targets.

If the Company is unable to compete successfully with other businesses in its existing markets, it may not achieve its projected revenue and/or customer targets. The Company competes with both start-up and established companies. Compared to the Company’s business, some of its competitors may have greater financial and other resources, have been in business longer, have greater name recognition and be better established.

Our prior operating results may not be indicative of our future results.

You should not consider prior operating results with respect to revenues, net income or any other measure to be indicative of our future operating results. The timing and amount of future revenues will depend almost entirely on our ability to sell our products to new customers. Our future operating results will depend upon many other factors, including:

·        The level of product and price competition;

·        Our success in expanding our distribution network and managing our growth;

·        Our ability to develop and market product enhancements and new products;

The timing of product enhancements, activities of and acquisitions by competitors

The Company’s lack of adequate D&O insurance may also make it difficult for it to retain and attract talented and skilled directors and officers.

In the future the Company may be subject to additional litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, the Company has not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts the Company would pay to indemnify its officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on the Company’s financial condition, results of operations and liquidity. Furthermore, the Company’s lack of adequate D&O insurance may make it difficult for it to retain and attract talented and skilled directors and officers, which could adversely affect its business.

The Company does not expect to pay dividends in the future; any return on investment may be limited to the value of the Company’s common stock.

The Company does not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on the Company’s common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. The Company’s current intention is to apply net earnings, if any, in the foreseeable future to increasing the Company’s capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of its common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Company’s board of directors. If the Company does not pay dividends, its common stock may be less valuable because a return on investment will only occur if its stock price appreciates.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our stock price is not quoted or traded on any securities market. The common stock price is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond the Company’s control or unrelated to its operating performance.

The Company’s common stock once quoted or traded will be thinly traded so the company’s stockholders may be unable to sell at or near ask prices or at all if they need to sell their shares to raise money or otherwise desire to liquidate their shares.

An active and visible public trading market for our Common Stock may not develop.

We do not currently have an active or visible trading market. We cannot predict whether an active market for our common stock will ever develop in the future. In the absence of an active trading market:

•	Investors may have difficulty buying and selling or obtaining market quotations;

•	Market visibility for shares of our common stock may be limited; and

•	A lack of visibility for shares of our common stock may have a depressive effect on the market price for shares of our Common Stock.

The market price of our common stock may be volatile.

The market price for our common stock may be volatile and subject to wide fluctuations in response to factors including the following:

•	Actual or anticipated fluctuations in our quarterly or annual operating results

•	Changes in financial or operational estimates or projections

•	Conditions in markets generally

•	Changes in the economic performance or market valuations of companies similar to ours

•	Announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures, or capital commitments

•	Our intellectual property position; and general economic or political conditions in the United States or elsewhere.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of companies. These market fluctuations may also materially and adversely affect the market price of shares of our common stock.

Our issuance of additional common stock or preferred stock may cause our common stock price to decline, which may negatively impact your investment.

Issuances of a substantial number of additional shares of our common or preferred stock, or the perception that such issuances could occur, may cause prevailing market prices for our common stock to decline. In addition, our board of directors is authorized to issue additional series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve, or wind up our business and other terms. If we issue cumulative preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease.

Our common stock is subject to the SEC’s penny stock rules and accordingly, broker-dealers may have trouble in completing customer transactions and trading activity in our securities may be adversely affected.

The SEC has adopted regulations, which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is less than $5.00 per share and therefore would be a “penny stock” according to SEC rules, unless we are listed on a national securities exchange. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	Make a special written suitability determination for the purchaser;

•	Receive the purchaser’s prior written agreement to the transaction;

•	Provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies;

•	Obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As our common stock is subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell your securities.

The market for penny stocks has experienced numerous frauds and abuses, which could adversely impact investors in our stock.

OTC Market securities are frequent targets of fraud or market manipulation, both because of their generally low prices and because reporting requirements are less stringent than those of the stock exchanges such as NASDAQ. Patterns of fraud and abuse include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers;

•	Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.

Among the factors that could affect our stock price are:

·	Industry trends and the business situation of our suppliers
·	Actual or anticipated fluctuations in our quarterly financial and operating results and operating results that vary from the expectations of our management or of securities analysts and investors
·	our failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of our future operating results
·	Announcements of strategic developments, acquisitions, dispositions, financings, product developments and other materials events by us or our competitors
·	Regulatory and legislative developments
·	Litigation
·	General market conditions
·	Other domestic and international macroeconomic factors unrelated to our performance
·	Changes in key personnel

Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

A substantial portion of our total outstanding shares of common stock may be sold into the market at any time, or a substantial portion of our total outstanding shares of preferred stock may be converted to common stock and sold into the market at any time. Some of these shares are owned by the management of the Company, and we believe that such holders have no current intention to either convert their preferred stock into common stock or to sell a significant number of shares of their common stock into the market. If all of the major stockholders were to decide to sell large amounts of stock over a short period of time such sales could cause the market price of our common stock to drop significantly, even if our business is performing well.

Our business is dependent upon continued market acceptance by consumers.

We are substantially dependent on continued market acceptance of our products by consumers. Although we believe that our products in the United States are gaining increasing consumer acceptance, we cannot predict that this trend will continue in the future.

The ability to hire additional qualified employees, and the timing of such hiring and our ability to control costs. We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.

We may require additional capital for future operations. We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

·        Cash provided by operating activities

·        Available cash and cash investments

·        Capital raised through debt and equity offerings

Current conditions in the capital markets are such that traditional sources of capital may not be available to us when needed or may be available only on unfavorable terms. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our liquidity, financial condition, results of operations and prospects. Further, if we raise capital by issuing stock, the holdings of our existing stockholders will be diluted.

If we raise capital by issuing debt securities, such debt securities would rank senior to our common stock upon our bankruptcy or liquidation. In addition, we may raise capital by issuing equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, which may adversely affect the market price of our common stock. Finally, upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both.

Requirements associated with being a reporting public company will require significant company resources and management attention.

We have filed a Form S1 registration statement with the U.S. Securities and Exchange Commission (“SEC”). Once the Form S1 becomes effective, we will be subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC relating to public companies. We are working with independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as an SEC reporting company. These areas include corporate governance, internal control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting. However, we cannot provide assurances that these and other measures we may take will be sufficient to allow us to satisfy our obligations as an SEC reporting company on a timely basis.

In addition, compliance with reporting and other requirements applicable to SEC reporting companies will create additional costs for the Company and will require the time and attention of management and may require the hiring of additional personnel and legal, audit and other professionals. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the impact that our management’s attention to these matters will have on our business.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, although some of these exemptions are available to us as a smaller reporting company (i.e. a company with less than $75 million of its voting equity held by affiliates). We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, in order to reinvest in the development and growth of our business and, therefore, do not intend to pay dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. Accordingly, investors may need to sell their shares of our common stock to realize a return on their investment, and they may not be able to sell such shares at or above the price paid for them.

We can sell additional shares of common stock without consulting stockholders and without offering shares to existing stockholders, which would result in dilution of existing stockholders’ interests in the Company and could depress our stock price.

Our Articles of Incorporation authorize 100,000,000 shares of common stock, of which 23,007,000 were outstanding as of March 31, 2022. Moreover, our Board of Directors is authorized to issue additional shares of our common stock and preferred stock. Although our Board of Directors intends to utilize its reasonable business judgment to fulfill its fiduciary obligations to our then existing stockholders in connection with any future issuance of our capital stock, the future issuance of additional shares of our common stock or preferred stock convertible into common stock would cause immediate, and potentially substantial, dilution to our existing stockholders, which could also have a material effect on the market value of the shares.

Because we will be subject to “penny stock” rules, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges). The penny stock rules require a broker-dealer to deliver to its customers a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market prior to carrying out a transaction in a penny stock not otherwise exempt from the rules. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit your ability to buy and sell our stock, which could depress our share price.

FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares, depressing our share price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such statements include statements regarding our expectations, hopes, beliefs or intentions regarding the future, including but not limited to statements regarding our market, strategy, competition, development plans (including acquisitions and expansion), financing, revenues, operations, and compliance with applicable laws. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the section entitled “Risk Factors” beginning on page 8.

All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise after the date of this prospectus, except where applicable law requires us to update these statements. Market data used throughout this prospectus is based on published third party reports or the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward- looking statements. In addition, in this prospectus, we use words such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” and similar expressions to identify forward-looking statements.

USE OF PROCEEDS

Our Offering is being made in a direct public offering on a self-underwritten basis - no minimum number of shares must be sold in order for the Offering to proceed. The Offering price per share is $0.25. There is no assurance that we will raise the full $1,250,000, as anticipated. Not taking into account any possible additional funding or revenues, we intend to use the proceeds from this Offering as follows. The following chart indicates the amount of funds that we will allocate to each item, but does not indicate the total fee/cost of each item. The amount of proceeds we allocate to each item is dependent upon the amount of proceeds we receive from this Offering:

Use of Proceeds	100% of Shares Sold	% of Total	50% of Shares Sold	% of Total	25% of Shares Sold	% of Total
Gross Proceeds from Offering	$1,250,000		$625,000		$312,500
Use of Proceeds
Construction and maintenance of green houses	300,000	24%	150,000	24%	75,000	24%
Working capital	950,000	76%	475,000	76%	237,500	76%
Total use of proceeds	$1,250,000	100%	$625,000	100%	$312,500	100%
Offering Expenses (1)
Securities and Exchange Commission registration fee	$131.31		$131.31		$131.31
Accounting fees and expenses	18,000		18,000		18,000
Legal fees and expenses	20,000		20,000		20,000
Registrar and transfer agent fees and expenses	2,000		2,000		2,000
Total offering expenses	$40,131		$40,131		$40,131

(1)	Offering expenses will not be paid from proceeds received from the Offering.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from the sale of the maximum amount of Shares being offered hereunder will only be sufficient to meet our anticipated cash needs for the next 12 months. Our management has determined that the maximum amount of funds received from this Offering would be sufficient to cover our intended plan of operations contemplated hereby. We will use any proceeds received to file reports with the SEC, as well as to proceed with our intended business. However, there can be no assurance that we will raise any funds through our direct participation offering. As with any form of financing, there are uncertainties concerning the availability of such funds and the likelihood that such funds will be available to us on terms acceptable to us.

See “Plan of Distribution” elsewhere in this Prospectus for more information.

DETERMINATION OF OFFERING PRICE

Prior to the Offering, there has been no public market for the Shares. The initial public offering price was determined by management. The principal factors considered in determining the initial public offering price include:

∙	the information set forth in this Registration Statement and otherwise available;

∙	our history and prospects and the history of and prospects for the industries in which we compete;

∙	our past and present financial performance;

∙	our prospects for future earnings and the present state of our development;

∙	the general condition of the securities markets at the time of this Offering;

∙	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

∙	other factors deemed relevant by us.

DILUTION

If you purchase shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Common Stock after this Offering.

Our historical net tangible book value as of March 31, 2022, was $86,855 or $0.00378 based on 23,700,000 outstanding shares of our Common Stock outstanding on March 31, 2022. Historical net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

After giving effect to (i) the sale of 5,000,000 shares of our Common Stock in this offering at the assumed initial public offering price of $0.25 per share and (ii) the application of the net proceeds from this offering, our pro forma net tangible book value would be $1,336,855, or $0.04773 per share. This represents an immediate increase in pro forma net tangible book value of $0.04396 per share to our existing investors and an immediate dilution in pro forma net tangible book value of ($0.20277) per share to new investors.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share	$0.25
Net tangible book value per share as of March 31, 2022	$0.00378
Increase in net tangible book value per share attributable to new investors	$0.04396
Pro forma net tangible book value per share after this offering	$0.04773
Dilution in pro forma net tangible book value per share to new investors	$(0.20227)

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

We intend to have our common stock begin trading on the OTC Markets Group, Inc. under the symbol “PGFF”. The OTC Markets is a network of security dealers that buy and sell stock.

As of March 31, 2022, there were approximately 70 holders of record of our common stock.

Dividends. We have never declared or paid any cash dividends on our common stock, nor do we anticipate paying any in the foreseeable future. We expect to retain any future earnings to finance our operations and expansion. The payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our earnings levels, capital requirements, any restrictive loan covenants and other factors the Board considers relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND PLAN OF OPERATION

The following Management’s Discussion and Analysis of Financial Condition and Plan of Operations (“MD&A”) is intended to help you understand our historical results of operations during the periods presented and our financial condition. This MD&A should be read in conjunction with our consolidated financial statements and the accompanying notes to consolidated financial statements and contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Basis of Presentation

The financial statements are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Forward-Looking Statements

Some of the statements under “Management's Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Form S-1 identify important factors, which you should consider in evaluating our forward-looking statements. These factors include, among other things:

·	The unprecedented impact of COVID-19 pandemic on our business, customers, employees, consultants, service providers, stockholders, investors and other stakeholders;

·	The speculative nature of the business we intend to develop;

·	Our reliance on suppliers and customers;

·	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern;”

·	Our ability to effectively execute our business plan;

·	Our ability to manage our expansion, growth and operating expenses;

·	Our ability to finance our businesses;

·	Our ability to promote our businesses;

·	Our ability to compete and succeed in highly competitive and evolving businesses;

·	Our ability to respond and adapt to changes in technology and customer behavior; and

·	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Prospectus are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to update this Prospectus or otherwise make public statements updating our forward-looking statements.

Pioneer Greens Farms, Inc., (the “Company” or the “Registrant”) was originally incorporated in Florida in January 2019.  The Company originally entered a joint-venture with Colorado- based Sugar Magnolia Hemp Farms LLC to cultivate hemp in the State of Colorado in 2019.

Due to the Company being based in Florida, it decided to apply for a hemp cultivation license in the State of Florida when the State of Florida legalized hemp production in July 2019. The climate in Florida enables the farm to grow three to four crops per year with much lower overhead as opposed to Colorado where only one crop can be grown annually at higher operational costs in an extremely competitive Colorado marketplace. Pioneer Green Farms entered a 25-year lease of 5 acres from Drymon’s. Drymon’s has been involved in citrus farming in Florida for many decades and has met all the State’s guidelines for licensed applicants. Pioneer owns the farming infrastructure which is expansive and controls the revenues from the flower and oil extracts.

Results of Operations during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021.

For the three months ended March 31, 2022, we generated revenues of $0 compared to $0 for the three months ended March 31, 2021. At year-end 2020, the Company was forced to shut down operations due to Covid-19.

Our Gross Profit from the sale of all products for the three months ended March 31, 2022, and three months ended March 31, 2021, was $0 and $0 respectively. Continued growth of the consumer market for CBD products and anticipated increases in competition are anticipated to continue to create pressure on gross profit margins.

Our Net Loss for the three months ended March 31, 2022, and March31, 2021 are $172,865 and $67,520 respectfully, an increase of 156%. Our net loss increased due to increased costs for contractors and general administration. Contracted labor increased by $13,000 due to increased operations. Professional and legal expenses increased by $70,000 due to the preparations for public reporting. Interest amortization increased by $20,000

Liquidity and Capital Resources

As of March 31, 2022, we had $656,806 in total assets including cash and cash equivalents of $50,725, as compared to $382,042 in total assets including of cash and cash equivalents of $69,089, and $41,000 in prepaid expenses as of December 31, 2021. The increase is primarily attributable to an additional farm, property, and equipment.

As of March 31, 2022, we had total liabilities of $569,951 consisting of accounts payable of $25,578, accruals and other current liabilities of $73,584, note payable of $260,000, and lease liabilities of $210,790. As of December 31, 2021, we had total liabilities of $346,192 including accounts payable of $12,045, accruals and other current liabilities of $123,359, and lease liabilities of $210,788. The increase is mainly due the addition of purchase acquisition notes of $360,000 in January 2022 for the new farm.

Cash Flow from Operating Activities

Net cash from operations for the three months ended March 31, 2022, was $(51,649) as compared to ($62,968) for the three months ended March 31, 2021.

Cash Flow from Investing Activities

Net cash provided by investing activities for the three months ended March 31, 2022, was ($337,225) as compared to ($3,594) for the three months ended March 31, 2021.

Cash Flow from Financing Activities

Net cash provided by financing activities for the months ended March 31, 2022, was $370,510 as compared to $67,681 for the three months ended March 31, 2021. $360,000 was received for new debt and $103,869 was received from the sale of stock in the three months ended March 31, 2022.

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Results of Operations during the year ended December 31, 2021, as compared to the year ended December 31, 2020

For the years ended December 31, 2021, and 2020, we generated revenues of $1,300 and $0 respectively. The Company was forced to shut down operations during most of 2020 due to Covid-19. The sales in 2021 were generated by the sale of miscellaneous fruit trees at a local market and not from the production and sale of CBD oil. The trees were grown from seeds or cuttings and had no capitalized costs.

Gross profits from the sale of products were $1,300 and $0 for the years ended December 31, 2021 and 2020. Continued growth of the consumer market for CBD products and anticipated increases in competition are anticipated to increase revenues and gross profit margins, however.

Our Net Loss for the years ended December 31, 2021 and 2020 are $334,285 and $119,930 respectfully, an increase of 180%, mainly attributable to our increased costs for operations as we build our greenhouses and plant for harvest. Contracted labor increased by $61,000 due to increased operations. Professional and legal expenses increased by $78,000 due to the preparations for public reporting.

Liquidity and Capital Resources

As of December 31, 2021, we had $382,042 in total assets including cash and cash equivalents of $69,089and $41,000 in prepaid expense, as compared to $311,632 in total assets including of cash and cash equivalents of $28,287, and $10,000 in prepaid expenses as of December 31, 2020.

As of December 31, 2021, we had total liabilities of $346,192 consisting of accounts payables of $12,044, related party loans of $93,398 and lease liabilities of $210,788. As of December 31, 2020, we had total liabilities of $321,247 including related party loans of $110,816 and lease liabilities of $210,431.

Cash Flow used by Operating Activities

Net cash used by operations for the year ended December 31, 2021, was ($207,014) as compared to ($132,733) for the year ended December 31, 2020.

Cash Flow used by Investing Activities

Net cash used by investing activities for the year ended December 31, 2021, was ($14,478) as compared to ($22,616) for the year ended December 31, 2020.

Cash Flow from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021, was $262,295 as compared to $174,950 for the year ended December 31, 2020.

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our financial statements that have been prepared under accounting principle generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies is included in Note 2 to the consolidated financial statements included in this Registration Statement. Of these policies, we believe that the following items are the most critical in preparing our financial statements.

USE OF ESTIMATES: Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

REVENUE RECOGNITION

Revenue from sale of goods is measured at fair value of the consideration received or receivable and is recognized in the statement of comprehensive income of the Company when significant risks and rewards of the ownership of the goods have been transferred to the buyers.

ACCOUNTS RECEIVABLE: Accounts Receivable (AR) is the payment which the Company will receive from its customers who have purchased its goods & services in the last month of the year and on credit terms. Usually the credit period is short, approximately a few days.

ASSESSMENT OF COLLECTABILITY:

·	Recording of Accounts Receivable: All amounts due on physical delivery of the merchandise from the drop shipper, must be promptly recorded as an accounts receivable. Each account receivable must be recorded and maintained until payment is received or the recorded amount is written off or extinguished.

·	An adequate provision for doubtful accounts must be established. When all reasonable efforts fail to collect an account receivable and it has been approved for write off, the related provision for doubtful accounts should be reduced.

·	Statements to Debtors: Statements must be issued to debtors, on a monthly basis, providing meaningful and concise information on the status of their debts.

·	Accounts receivable are considered overdue when a debtor does not pay or resolve the debt within 30 days from the invoice date or a written request for payment to the debtor.

·	All actions taken to collect overdue accounts must be documented.

·	If there is no response after the initial contact at the 30-day point (within 30-day period 60 days from date of invoice),to the Company will take prompt and vigorous action to collect overdue accounts receivable.

·	Accounts receivable, in most cases, should be at least 30 days overdue (i.e., 60 days after invoice notification), before staff advises debtors that their accounts are overdue and that the accounts may be:

o	turned over to a private collection agency;

o	subject to legal action;

o	credit privileges will be revoked; and/or account may be suspended.

Most Recent accounting pronouncements

Refer to Note 2 in the accompanying consolidated financial statements.

Impact of Most Recent Accounting Pronouncements

There were no recent accounting pronouncements that have had a material effect on the Company’s financial position or results of operations.

DESCRIPTION OF BUSINESS

Pioneer Green Farms, Inc. (formerly Pioneer Green Farms, LLC) (“Pioneer” or the “Company”) was established in January 2019 as a Florida-based limited liability company.  In May 2021, the Company converted from a limited liability company to a C corporation. The Company’s business model is to grow hemp flowers from seeds to oil. The seed is planted and harvested then extracted to oil. The Company has engaged an extraction facility to extract the oil from the plants. However, in order to be efficient and to minimize costs, the extracting facility does not begin extracting oil until the harvest reaches 1500 pounds. Our harvest from 2020 was small since we had just started operations and is being stored at the extraction facility until we reach the 1500 pound minimum limit. As discussed below, we now operate at two locations and we expect that each harvest will meet more than the minimum 1500 pounds required for extraction. Our plan is to sell the extracted oil to wholesale buyers. The goal is to create a CBD company that can produce high quality product. Pioneer leases farmland from Bernis C. Drymon and Sylvia Drymon, D/B/A Drymon Citrus Nursery. Pioneer currently operates 4 - 30 ft X 100 ft greenhouses at the Drymon Nursery, 2 of which are thoroughly outfitted with special lighting and other equipment designed to ensure uniform growing conditions after its initial buildout. All CBG, Pioneer’s premium flower, is grown indoors under strict regulations approved by the State of Florida with all documentation at hand. In addition to hemp cultivation, at the Drymon Farm we are also producing peaches, lychee, dragon fruit, passion fruit and longan fruit stock trees for resale.

In January 2022, the Company purchased a second location in Myakka City, Manatee County, Florida. This gives the Company the ability to more than double its crop output from Drymon Farm. The Company plans to begin to cultivate 8,000 plants in Spring 2022, outdoors at the Myakka location. In addition, the Company intends to build 7 green houses (30 ft X 100 ft) on the Myakka farm in 2022 with the ability to house 500 plants in each green house. In 2022, the Company expects to harvest approximately 16,000 plants at the Myakka farm and 7,000 plants from the Drymon farm. The Company is working at both locations and expects to continue to work each farm at full capacity. At each location, CBD flower is grown outdoors on several different plots of land within the Pioneer compound and the plants will be extracted for oil and will be sold to wholesale buyers.  Any outdoor plants that cannot be extracted for their oil can be bagged and sold as flower.  Growing both indoors and outdoors enable the Company to reduce risks and better determine how to maximize its growing practices.  It also allows the Company to operate all year long, without regard to the change of seasons. There is 24/7 security with 6 full time and 2 part time employees with over 100 years of citrus farm experience overseeing the projects every day and communicating with the Pioneer team.

The initial crop in Florida was harvested in the Fall of 2020 and a Winter 2021 crop of 2000 plants have been planted for an expected March-April 2022 harvest timeline. The Company has engaged an extraction facility to extract the oil from the plants. However, in order to be efficient and to minimize costs, the extracting facility does not begin extracting oil until the harvest is 1500 pounds. The 2020 harvest is being stored until we reach the 1500 pound minimum needed for extraction. We expect to reach and exceed 1500 pounds in 2022. As a result, our 2020 harvest has not yet been sold for revenue. Pioneer leases farmland from Bernis C. Drymon and Sylvia Drymon, D/B/A Drymon Citrus Nursery. Drymon has met all Florida THC testing and operations guidelines, as well as all facility inspections. Pioneer has applied for a license from the State of Florida, Department of Agriculture and Consumer Services for growing fruitstock trees. The license is expected by the end of March 2022. Drymon’s Citrus Nursery has a license for hemp cultivation from the State of Florida Department of Agriculture and Consumer Services. The Company’s lease agreement with Drymon Nursery allows the Company to use and control the Drymon hemp cultivation license. In addition both Bernis C. Drymon and Sylvia Drymon are employees of the Company.

Industrial hemp is a highly regulated crop across the world and licenses from state authorities are required to grow, process, distribute, and use these products. While hemp cultivation is legal in Florida, as long as a license is obtained, hemp cultivation in the various states and at the federal level remain in a state of flux.

The Pioneer Green Farms team, consisting of 6 full-time and 2 part time employees completed its first Spring planting in 2021 of 3500 CBD plants outdoors and 2000 CBG plants indoors. The plan originally called for the building of an oil extraction facility on site, but there are now services that can come to the farm at harvest time and extract the oil from the outdoor plants, negating the need for a major capital expenditure and enabling the Company to keep its operating costs at a minimum. While the hemp market is highly competitive and there are well established companies operating in the hemp space, we believe we have a competitive advantage because of our focus on implementing and maintaining quality sustainable growing practices, and competitive pricing.

Existing Products

The Company’s primary business is the cultivation, harvest, extraction,and sales of hemp-derived CBD oil to wholesale buyers. CBD oil to can be used to produce products containing hemp-derived CBD, including products thatare sold as dietary supplements.

Hemp-derived CBD is distinguishable from CBD derived from marijuana. Hemp-derived CBD contains not more than 0.3 percent of THC, while marijuana contains in excess of this amount. Marijuana is regulated under the Controlled Substances Act. We do not believe that our hemp-derived CBD products are regulated under the Controlled Substances Act, but under the Agricultural Act of 2018, known as the “Farm Bill”.

The 2018 Farm Bill allows for the interstate sale and transfer of hemp-derived products for commercial or other purposes. It also puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. The Farm Bill ensures that any cannabinoid—components of CBD —that is derived from hemp will be legal, if that hemp is produced in a manner consistent with the Farm Bill, associated federal regulations, associated state regulations, and by a licensed grower as defined in the Farm Bill.

The Company believes that the CBD oil produced and marketed by it, are in compliance with the Farm Bill and all other federal and state law and regulation.

All the full Spectrum Hemp CBD Infused products are pharmacist formulated and nano-amplified for rapid absorption and maximum bioavailability. Full-spectrum CBD oil contains cannabidiol and other cannabinoids found in hemp — including trace amounts of THC. It also features terpenes, flavonoids, vitamins, minerals, and essential fatty acids contained in the plant’s waxes. Full-spectrum CBD looks like a dark, viscous liquid that has a botanical aroma and the same flavor. It is then suspended in a food-grade carrier oil for faster absorption and more effective delivery.

Products categories include sublingual tinctures, edibles, topicals, sports recovery, ingestibles, and vapes and flowers, Product categories also include various sub-categories and are distributed to brick-and-mortar resellers, and online merchants. The overall product line, because of its size, is constantly in flux as new products are added and products are culled based on several factors including, but not limited to, consumer acceptance, inventory levels, and replacement as the result of incremental improvement.

Pioneer in the future, intends to offer for sale a majority of its products direct to consumers via its website, https://pioneergreenusa.com/products/.

Consumer markets available to Pioneer Green Farms are extensive. In terms of geography, the products will sell wherever legal and the Company will stipulate to its distribution channels that the products may only be sold to end-user persons eighteen years of age or older (See Item 1A “Risk Factors” for a further explanation of the laws regarding the sale of hemp-derived CBD products).

Product Formulation and Production

Pioneer Green Farms Inc. expects to use its commercial suppliers and contract manufacturers for its product research and development, formulation, quality testing, production and packaging. These suppliers and manufacturers will hold, as required, the necessary regulatory and other licenses/permits specific to each one’s activity. Any and all raw materials constituting active ingredients in its products are routinely tested by a third-party laboratory for purity and consistency of active ingredient concentrations. The Company will develops its own propriety formulas for all its products, which it regards as trade secrets (the Company does not own any patents nor has any pending), and continuously is engaged in both new product development and product incremental improvement with its suppliers. New product development and incremental improvement costs are absorbed by each respective supplier as part of their overhead in providing services to the Company.

Sales Channels

The Company extracts the oils and sells its products directly to wholesale buyers. In addition the Company intends in the future to develop its own label for the oils and selli its products directly to consumers from its website, from Company-owned stores and through a network of distributors and resellers to represent its product in various markets.

The Markets for Our Products

Market research from BDS Analytics is predicting a compound annual growth rate of 49 percent by 2024 across all distribution channels and that the CBD market, combined with THC products, will create a total market of $45 billion for cannabinoids by 2024. (Forbes, May 20, 2019).

The growth of the market shows that hemp-derived CBD products are becoming “mainstream” as consumers increasingly perceive them as providing wellness benefits.

Competition

Currently, in the United States, there are no businesses that can demonstrate or claim a dominant market share of the growing CBD products market. Competition, outside those companies that provide over .03 percent THC containing CBD in states where that is allowed under state law, is limited to numerous brands with geocentric distribution footprints. Overall, there are no major pharmaceutical manufacturing companies marketing general purpose CBD products into the overall CBD market at this time, although the Company is expecting such an entry in the future. Competition also includes many small regional marketers/packagers of CBD oil containing products that have limited distribution and economic resources.

Employees

The Company has 6 full-time and 2 part-time employees.

Patents and Trademarks

The Company holds no trademarks or patents, nor at this time, has any patent pending.

Government Regulation

I.	The Company’s CBD Products Are Not Subject to the Controlled Substances Act

The Agriculture Improvement Act of 2018 (“AIA” or “the Act”) exempted hemp-derived cannabidiol products (“hemp-derived CBD products”) from the federal Controlled Substances Act (“CSA”). Specifically, the AIA, also known as the Farm Bill of 2018, established a legal definition of “hemp”: the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol [∆-9 THC] concentration of not more than 0.3 percent on a dry weight basis.

The Act amends the CSA to exclude “hemp” from the definition of “marihuana.” It also amended the CSA to exclude THC found in “hemp” from the “tetrahydrocannabinols” listed in Schedule I. Therefore, hemp-derived CBD products that contain less than less than 0.3% of 9∆-THC, such as those marketed by Pioneer Green, are not controlled substances under the CSA. These amendments to the CSA took immediate effect on December 20, 2018.

By way of background, the CSA establishes five “schedules” into which a substance with abuse potential may be classified. Substances that fall under any one of the five schedules are subject to various requirements and restrictions enforced by the U.S. Drug Enforcement Administration (“DEA”). The most restrictive is Schedule I, which is reserved for those substances having a high potential for abuse that do not have a currently accepted medical use, and that lack accepted safety for use under medical supervision.

Marijuana has long been classified under Schedule I. Previously, DEA took the position that CBD met the expansive definition of “marijuana”, which made it subject to Schedule I as well. Specifically, DEA created a code number in Schedule I for “marihuana extract,” defined as “an extract containing one or more cannabinoids that has been derived from any plant of the genus Cannabis, other than the separated resin (whether crude or purified) obtained from the plant.” DEA made clear that the agency considered CBD to fall within the definition of “marihuana extract” (and to therefore be a Schedule I substance) if the CBD came from the part of the cannabis plant that is included within the definition of “marijuana.”

The passage of the AIA confirms that hemp-derived CBD products are now excluded from the CSA. As noted above, the AIA amended the definition of “marihuana” as follows:

(A)  Subject to subparagraph (B), the term ‘marihuana’ means all parts of the plant Cannabis sativa L., whether growing or not; the seeds thereof; the resin extracted from any part of such plant; and every compound, manufacture, salt, derivative, mixture, or preparation of such plant, its seeds to resin.

(B)  The term ‘marihuana’ does not include—

(i)	hemp, as defined in section 297A of the Agricultural Marketing Act of 1946.

II.	Limits of the AIA

Although the AIA removed “hemp” from the CSA, the Act has limitations.

a.	Products containing more than 0.3% of 9∆-THC still subject to the CSA.

Notably, the AIA’s exclusion of “hemp” from the CSA definition of “marihuana” is limited to those parts, derivatives, or extracts of the plant containing less than 0.3% of 9∆-THC. Parts, derivatives, and extracts containing levels of 9∆-THC greater than 0.3% meet the definition of marihuana and are subject to the CSA. Consequently, manufacturers and distributors of CBD products must be prudent with respect to verifying the levels of 9∆-THC in products.

b.	Hemp production and cultivation restrictions

The AIA requires the establishment of a shared Federal-state program to regulate the cultivation and production of hemp. The USDA is actively engaged in rulemaking efforts to implement these requirements and state laws are evolving in response. Our Company is not involved in the cultivation or production of hemp; however, we recognize that new rules will impact the industry as a whole and we are closely monitoring the USDA’s rulemaking efforts.

c.	Hemp-derived CBD remains subject to FDA regulatory authority

Further, The Federal Food, Drug and Cosmetic Act (“FDCA”) and the AIA authorize the FDA to regulate the marketing and distribution of hemp products in interstate commerce that are intended for consumption, including topical use. Pursuant to its jurisdiction, FDA may regulate hemp as a feed, food, dietary supplement, cosmetic or drug depending on the intended use of the hemp and whether the hemp is otherwise a permissible ingredient for a particular intended use. The AIA expressly preserves the FDA’s authority over “hemp” that is intended to be used as a drug, device, cosmetic, food (including animal food), dietary supplement, or tobacco product.

Generally, hemp-derived CBD products that are intended for ingestion and intended to support the normal function/structure of the body or added as an ingredient in food, may be considered a dietary supplement or conventional food under the FDCA. However, FDA has taken the position through advisory Warning Letters that CBD products are precluded from being marketed as dietary supplements or as food because CBD is subject to statutory exclusions designed to protect the integrity of the drug approval process.

Specifically, the statutory definition of a “dietary supplement” excludes an “article” that has been approved as a drug under section 505 of the FDCA. The term “dietary supplement” also excludes “an article” if (1) it has been authorized for investigation as a new drug; (2) substantial clinical investigations have been instituted on the article and their existence made public; and (3) it was not marketed as a food or dietary supplement prior to being authorized for investigation as a new drug. For purposes of this exclusion, the FDA has interpreted “authorized for investigation as a new drug” to mean that an Investigational New Drug application (“IND”) has been submitted for the active ingredient or active moiety.

FDA has taken the position that hemp-derived CBD cannot be marketed as dietary supplement because a CBD isolate has been approved as a drug, Epidiolex, and prior to approval, was subject to substantial clinical investigations under an IND. Further, FDA has stated that it has not been provided with the evidence needed to overcome this exclusion. The FDA asserts this same position with regard to products marketed as food under a separate, but identical, statutory provision applicable to “food” broadly. As such, FDA takes the position that hemp-derived CBD products intended for ingestion may be adulterated.

That being said, FDA has yet to take enforcement action against CBD products and has initiated a regulatory process to determine whether there is a regulatory pathway to permit the marketing of these products. Indeed, FDA in recognizing the significant increase in hemp-derived CBD products on the market, the Agency held a public meeting on May 31, 2019 requesting scientific information and data regarding the safety, manufacturing, product quality, marketing, labeling, and sale of products containing hemp-derived CBD. It further requested that comments be filed with the agency by July 2, 2019. This meeting and request for comments signaled FDA’s intent to consider various regulatory options for CBD products, including but not limited to (1) requiring companies to seek approval to market such product; (2) issuing regulations setting forth the conditions which such products may be marketed in food and dietary supplements; or (3) prohibiting the use of hemp-derived CBD in foods and dietary supplements. With that said, there is significant regulatory uncertainty around this category which makes it difficult to predict the likely outcome of this process FDA has initiated.

d.	Hemp-derived CBD products are subject to regulation on the state level.

Although the AIA provided clarity regarding the status of hemp-derived CBD under the federal CSA, the AIA did not address the myriad of state laws and regulations governing such products. For example, hemp-derived CBD still meets the definition of a controlled substance under certain laws.

MANAGEMENT

Our directors hold office until the next annual general meeting of the stockholders or until their successors are elected and qualified. Our officers are appointed by our Board of Directors and hold office until the earlier of their death, retirement, resignation, or removal.

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each.

Name and Principal Position

Michael Donaghy, President and Chief Executive Officer and Director

Thomas J. Bellante, CPA, Chief Financial Officer and Director

Robert Turner, Director

Beverly Drew, Corporate Secretary

Michael Donaghy, age 60, has been President and Chief Executive Officer and member of the Board of Directors of Oxford Investments Holdings Inc. since inception in 2000. From February 2000 to October 2000 he served as Interim President of Zaurak Capital Corp., an e-gaming holding company. In 1999 he formed and was named President and CEO of CyberGaming Inc., a company engaged in the business of internet e-gaming sub-licensing, website creation and hosting. Mr. Donaghy resigned as President and CEO of CyberGaming Inc. in September 2000, just prior to joining Oxford. Mr. Donaghy is also President of Citywebsites.com, a website design company, since March 1995.

Mr. Donaghy has continually served as President, CEO and member of the Board of Oxford until the present day. He oversaw the Company’s shift into credit card processing in 2005 until 2018. In 2018, Mr. Donaghy established Pioneer Green Farms LLC for the purpose of growing industrial hemp in the State of Colorado in expectation of the federal legalization of industrial hemp in the US. Mr. Donaghy’s vision was to grow its own hemp to produce a steady supply of CBD oil for Pioneer Green’s lines of CBD products. In 2019, Pioneer Green Farms started to build a farming infrastructure near Sarasota, Florida to grow hemp in Florida as a way to diversify the Company’s hemp cultivation. In April 2020, Pioneer Green’s Florida agriculture partner, Drymon’s Citrus Nursery, was granted a hemp cultivation license by the state of Florida. Pioneer Green Farms provides funding support for the farming operations, and the farm is currently growing hemp in four greenhouses. Once Health Canada legalizes the sale of CBD in Canada, Oxford is prepared to roll out a nationwide licensing of Pioneer Green CBD retail stores.

Thomas J. Bellante, CPA, age 73, has been practicing in public accounting since 1969. In November 2019, he started the firm of Thomas J. Bellante, CPA, PA where he is the Managing Partner. It is a firm that assists smaller public companies with their SEC filing requirements. From 2012 to 2020, he was the Chief Financial Officer of Garyn Angel Enterprises, Inc., a company that designs, develops, markets and distributes products that provide consumers the ability to refine herbs into topical preparations and ingredients for edibles. He also has been with Surety Accounting Services since their inception in June 2018 until 2019.

Prior to that, he worked with Green & Company, CPA’s since their inception in January 2015 to 2019. He was that Firm’s Audit Quality Control Director. Prior to that he was a member of Warren Averett, LLC, He joined the legacy firm of Pender McNulty & Newkirk in April of 1976. In 1981, he became a partner of that firm. Mr. Bellante led that Firm’s Audit Department and established the SEC Practice Division.

He served as that Firm’s Managing Partner from 1989 to 2005, growing the company to a 52-person CPA firm. Pender Newkirk & Company joined forces with Warren Averett, LLC in January 2013. Mr. Bellante served as a leader of that Firm’s SEC Practice Group.

Mr. Bellante has extensive experience in assisting companies with their initial public offerings, secondary offerings, various Securities and Exchange Commission filings, reverse acquisitions, merger and acquisition planning and analysis, assistance in obtaining bank financing, private placement memorandums and estate tax planning. He is primarily responsible for auditing and tax planning functions for publicly owned companies, including public shells, and private closely held companies.

Mr. Bellante graduated from Hofstra University, in Hempstead, NY; and he is a Certified Public Accountant.

Mr. Turner, age 83, graduated with a BS Agricultural Engineering from the University of Vermont in 1959 and worked as mechanical designer, quality control engineer, project engineer and program manager with Massy Ferguson, General Electric, Martin Marietta and retired from

Lockheed Martin in 1997. He earned his registered professional mechanical engineer license in Kentucky. He has 35 years’ experience with agricultural machinery, household refrigerator, aerospace missile subsystems, and military armament systems for aircraft, ships and land equipment. He holds 4 US patents assigned to past employers. He gained extensive experience with technical preparation, cost estimates and competitive evaluation of various military systems contract proposals. Post corporate retirement, he has been privately engaged in extensive stock market investment and trading as trustee for his family trust.

Beverly Drew, age 59, been a successful entrepreneur for over 35 years. She successfully grew two Interior Design firms and high-end furniture showrooms. From 1987 to 2020 she worked as the owner and senior designer of Stafford Interior Design.

There are no familial relationships among any of our officers or directors. None of our directors or officers is a director in any other reporting companies except as disclosed. The Company is not aware of any proceedings to which any of the Company‚ officers or directors, or any associate of any such officer or director, is a party adverse to the Company or any of the Company subsidiaries or has a material interest adverse to it or any of its subsidiaries.

Board Committees

There are currently no committees of the Board of Directors.

Code of Ethics

Our board of directors intends to adopt a code of ethics that our officers, directors and any person who may perform similar functions will be subject to.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self- regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our chief executive officers for services rendered in all capacities for the periods set forth below.

Summary Compensation Table

	Year	Salary	Bonus	Stock Awards	Stock Option Awards	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	All Other Compensation	Total
Michael Donaghy	2021	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2020	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2019	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
David Glaser*	2021	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2020	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2019	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Thomas J. Bellante	2021	-0-	-0-	$20,000	-0-	-0-	-0-	-0-	$20,000
	2020	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2019	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

*David Glaser was our Chief Financial Officer until he passed away in mid 2021.

Employment Agreements

The Company does not have any employment agreements with any of our officers and directors, all of whom have performed services on our behalf for no compensation, including Michael Donaghy, CEO, and Thomas J. Bellante, CPA, CFO.

Compensation of Directors

Our board of directors has not received any compensation to date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

March 31, 2022 and December 31, 2021, the Company owed $0 and $93,359 to related parties including companies controlled by the CEO. These amounts are non-interest bearing and due upon demand.

Executive Compensation

Outstanding Equity Awards

The following table provides information about the number of outstanding equity awards held by our named executive officers at March 31, 2022.

Name and Address	Shares of Common Stock Owned
Michael Donaghy	9,800,000
Thomas J. Bellante, CPA	200,000	*
Beverly Drew	500,000	*
Robert Turner^	2,250,000

^ Shares are owned by the Robert G. Turner Family Trust, which is deemed to be controlled by Mr. Turner.

* Less than 1%.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 31, 2022, we had 23,007,000 common shares outstanding. The following table sets forth certain information regarding our shares of common stock beneficially owned as of March 31, 2022, for (i) each stockholder known to be the beneficial owner of five percent (5%) or more of our outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within sixty (60) days through an exercise of stock options or warrants or otherwise. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within sixty (60) days of the date of this Form S-1. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the Closing Date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership. Unless as otherwise indicated in the following table and/or the footnotes thereto, the address of our named executive officers and directors in the following table is: 1301 10th Avenue, East, Suite G, Palmetto, FL 34221.

Name and Address	Shares of Common Stock Owned	Percentage Votes Before Offering	Percentage of Votes Assuming all Shares are Sold
Michael Donaghy	9,800,000	47.86%	38.47%
Thomas J. Bellante, CPA	200,000	*	*
Beverly Drew	500,000	*	*
Robert Turner	2,250,000	10.99%	8.83%
Total Officers and Directors (1)	12,550,000	61.29%	49.26%
>5% Share Shareholders
Oxford Investments Holdings, Inc.	2,000,000	9.78%	12.56%
1315 Lawrence Avenue East, Suite 520 Toronto, Ontario, Canada M3A 3R3
Mr. and Mrs. Barrie Romkey	1,600,000	7.81%	6.28%
The Palms, Grace Bay Providenciales Turks & Caicos Islands
Hepp of Clearwater Limited Partnership	1,200,000	5.86%	4.71%
3073 Woodsong Lane Clearwater, Fl 33761

*Less than 1%

^ Shares are owned by the Robert G. Turner Family Trust, which is deemed to be controlled by Mr. Turner.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our Board of Directors. If the related party is, or is associated with, a member of our Board, the transaction must be reviewed and approved by our Board, with the interested party recused from the decision. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our Board for review, consideration and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the Board as soon as reasonably practicable, at which time the Board shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related-party transaction. All of the transactions described above were reviewed and considered by, and were entered into with the approval of, or ratification by, our Board of Directors.

During the last two full fiscal years and the current fiscal year or any currently proposed transaction, there are no transactions involving the issuer, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the issuer’s total assets at year-end for its last three fiscal years, except compensation awarded to executives or as otherwise disclosed herein.

Disclosure of Conflicts of Interest

There are no conflicts of interest between the Company and any of its officers or directors.

Director Independence

We are not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be “independent” and, as a result, we are not at this time required to have our Board of Directors comprised of a majority of “independent directors.” Although we have not have adopted the independence standards any national securities exchange to determine the independence of directors, the NYSE MKT LLC provides that a person will be considered an independent director if he or she is not an officer of the company and is, in the view of our board of directors, free of any relationship that would interfere with the exercise of independent judgment. Under this standard, our board of directors has determined that Mr. Robert Turner would meet this standard, and therefore, would be considered to be independent.

SHARES FOR SALE

This prospectus relates to our registering the resale of 5,666,000 shares of common stock of the Company by the Company. Five million (5,000,000) shares are being sold by the Company and Six Hundred Sixty-Six thousand (666,000) shares are being sold by Selling Shareholders. The Company will not receive any proceeds from the shares being sold by Selling Shareholders. There can be no assurance that the Company will sell any or all of its common stock offered by this prospectus. We do not know if, when, or in what amounts, the Company may offer the common stock for sale.

PLAN OF DISTRIBUTION

Sales of Common Stock

We are offering for sale a maximum of 5,000,000 shares of our Common Stock in a self-underwritten offering directly to the public at a price of $0.25 per share. There is no minimum amount of shares that we must sell in our direct offering, and therefore no minimum amount of proceeds will be raised. No arrangements have been made to place funds into escrow or any similar account. Upon receipt, offering proceeds will be deposited into our operating account and used to conduct our business and operations. We are offering the shares without any underwriting discounts or commissions. The purchase price is $0.25 per share. The Offering will terminate 12 months from the date that the Registration Statement relating to the Shares is declared effective, unless earlier fully subscribed or terminated by the Company. The offering may be extended.

In connection with the Company's selling efforts in the offering, the Company's officers and directors will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the "safe harbor" provisions of SEC Rule 3a4-1, promulgated under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer's securities. The Company's officers and directors are not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Our officers and directors will not be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Our officers and directors are not now, nor has he been within the past 12 months, a broker or dealer, and he has not been, within the past 12 months, an associated person of a broker or dealer. At the end of the offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers and directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those states only if they have been registered or qualified for sale; exempted from such registration or if a qualification requirement is available and with which the Company has complied. In addition, and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.

Penny Stock Regulation

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, that:

·	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

·	contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties;

·	contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;

·	contains a toll-free telephone number for inquiries on disciplinary actions;

·	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

·	contains such other information and is in such form (including language, type, size, and format) as the SEC shall require by rule or regulation.

The broker-dealer also must provide the customer with the following, prior to proceeding with any transaction in a penny stock:

·	bid and offer quotations for the penny stock;

·	details of the compensation of the broker-dealer and its salesperson in the transaction;

·	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

·	monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

Offering Period and Expiration Date

This Offering will start on the date of this Registration Statement is declared effective by the SEC and continue for a period of 12 months. We may extend the offering period for an additional 90 days, unless the Offering is completed or otherwise terminated by us.

Procedures for Subscribing

We will not accept any money until this Registration Statement is declared effective by the SEC. Once the Registration Statement is declared effective by the SEC, if you decide to subscribe for any shares in this Offering, you must:

1.	execute and deliver a Subscription Agreement; and
2.	deliver payment* to us for acceptance or rejection.

*All checks for subscriptions must be made payable to “Pioneer Green Farms, Inc.”

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, if our management believes that accepting the subscription from the potential investor is not in the Company's best interests. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. The Company will accept or reject any subscriptions within ten days of receipt, and any funds received related to the rejected subscription agreement will be return promptly without interest or deduction.

Underwriters

We have no underwriter and do not intend to have one. In the event that we sell or intend to sell by means of any arrangement with an underwriter, then we will file a post-effective amendment to this Registration Statement to accurately reflect the changes to us and our financial affairs and any new risk factors, and in particular to disclose such material relevant to this Plan of Distribution.

Regulation M

We are subject to Regulation M of the Exchange Act. Regulation M governs activities of underwriters, issuers, selling security holders, and others in connection with offerings of securities. Regulation M prohibits distribution participants and their affiliated purchasers from bidding for, purchasing or attempting to induce any person to bid for or purchase the securities being distributed.

Section 15(G) of the Exchange Act

Our shares are covered by Section 15(g) of the Exchange Act and Rules 15g-1 through 15g-6 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses).

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the salesperson’s compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approve the transaction for the customer's account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his or her rights and remedies in cases of fraud in penny stock transactions; and FINRA's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Shares Offered by the Selling Shareholders

Selling Shareholders are offering 666,000 shares of common stock by this prospectus. The common stock may be sold or distributed from time to time by the Selling Shareholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market price prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices , or at fixed prices, which may be changed . The Selling Shareholders may use any one or more of the following methods when selling securities:

·	ordinary brokers’ transactions;

·	transactions involving cross or block trades;

·	through brokers, dealers, or underwriters may act solely as agents;

·	“at the market” into an existing market for the common stock;

·	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

·	in privately negotiated transactions; or

·	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the Selling Security Holders and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor any Selling Shareholder can presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between Selling Shareholders or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the Selling Security Holder, and any other required information.

We will pay the expenses incident to the registration, offering, and sale of the shares by Selling Shareholders.

We have advised Selling Shareholders that they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the Selling Security Holder or upon the termination of the Warrants.

The Selling Security Holders are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

The Selling Security Holders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Security Holder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

Because the Selling Security Holders are deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Security Holder has advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Security Holder.

Attached as Exhibit 99.1 is the list of our Selling Shareholders. Such list is incorporated herein by this reference.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Security Holder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Security Holder or any other person. We will make copies of this prospectus available to the Selling Security Holder and have informed the Selling Security Holder of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial number of shares of our Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Common Stock. In addition, any such sale or perception could make it more difficult for us to sell equity, or equity related, securities in the future at a time and price that we deem appropriate. If and when this Registration Statement becomes effective, we might elect to adopt a stock option plan and file a Registration Statement under the Securities Act registering the shares of Common Stock reserved for issuance thereunder. Following the effectiveness of any such Registration Statement, the shares of Common Stock issued under such plan, other than shares held by affiliates, if any, would be immediately eligible for resale in the public market without restriction.

The sale of shares of our Common Stock which are not registered under the Securities Act, known as “restricted” shares, typically are effected under Rule 144. As of March 31, 2022, we had outstanding an aggregate of 23,007,000 shares of Common Stock of which approximately 23,077,000 are restricted Common Stock. All our shares of Common Stock might be sold under Rule 144 after having been held for six months. No prediction can be made as to the effect, if any, that future sales of “restricted” shares of our Common Stock, or the availability of such shares for future sale, will have on the market price of our Common Stock or our ability to raise capital through an offering of our equity securities.

DESCRIPTION OF REGISTRANT’S SECURITIES

The Company is authorized to issue up to 100,000,000 shares of common stock, $0.0001 par value. As of March 31, 2022, we had outstanding 23,007,000 shares of common stock. The holders of our Common Stock are entitled to one vote per share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. Common stockholders are entitled to receive dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or the winding up of our Company, common stockholders are entitled to receive the net assets of our Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company. The outstanding shares of common stock will not be subject to further call or redemption and are fully paid and non-assessable. To the extent that additional common shares are issued, the relative interest of existing stockholders will likely be diluted.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No experts or counsel to the Company have been hired on a contingent basis.

EXPERTS

The financial statements of Pioneer Green Farms Inc. for the fiscal years ended December 31, 2021 and December 31, 2020 have been audited by Accell Audit & Compliance, PA an independent registered public accounting firm as set forth in its report and are included in reliance upon such report given on the authority of such firm as experts in accounting.

LEGAL MATTERS

The Norman Law Firm, PLLC of Silver Spring, MD, will pass upon the validity of the shares of our common stock to be sold in this offering.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our securities, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains a website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s website.

When this registration statement becomes effective, we will become subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will be required to file reports, proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www. pioneergreenusa.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Pioneer Green Farms, Inc.

Opinion on the Financial Statements

We have audited the balance sheet of Pioneer Green Farms, Inc. (formerly Pioneer Green Farms, LLC) (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations, changes in members’ and shareholders’ equity/(deficit), and cash flows for the each of the two years ended December 31, 2021 and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has incurred net losses and has no revenues. These factors, and the need for additional financing in order for the Company to meet its business plans raises substantial doubt about the Company’s ability to continue as a going concern. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

Tampa, Florida

April 20, 2022

3001 N. Rocky Point Dr. East Suite 200 • Tampa, Florida 33607 • 813.367.3527

Pioneer Green Farms Inc.

(Formerly Pioneer Green Farms LLC)

Balance Sheets

As of December 31, 2021 & 2020

	December 31 2021	December 31 2020
Assets
Current assets
Cash and cash equivalents	$69,089	$28,287
Other current assets	41,000	10,000
	110,089	38,287

Property and equipment, net	73,181	65,664
Lease right of use	198,772	207,681

Total assets	$382,042	$311,632

Liabilities and Members' and Shareholders' Equity
Current liabilities
Accounts payable	$12,044	$-
Accruals and other current liabilities	29,962	-
Related party loans	93,398	110,816
	135,404	110,816

Lease liabilities	210,788	210,431
	346,192	321,247

Commitments and Contingencies (Note 7)	-	-

Members' and Shareholders' Equity (Deficit)
Common stock, 100,000,000 shares authorized, $0.00001 par value, 20,967,000 issued and outstanding at December 31, 2021	210	-
Additional paid in capital	631,290	-
Members' deficit	-	(9,615)
Accumulated deficit	(595,650)	-
Total equity (deficit)	35,850	(9,615)

Total liabilities and shareholders’ and members' equity	$382,042	$311,632

The accompanying notes are an integral part of these statements.

Pioneer Green Farms Inc.

(Formerly Pioneer Green Farms LLC)

Statements of Operations

For the Years Ended December 31, 2021 & 2020

	December 31 2021	December 31 2020
Revenues	$1,300	$-

Cost of sales	-	-

Gross profit	1,300	-

General and administrative expenses
Labor and management	132,875	71,789
General and administration	196,016	45,391
Depreciation and amortization	6,511	2,750
	335,402	119,930

Operating (loss)	(334,102)	(119,930)

Interest expense	183	-
Income (loss) before income taxes	(334,285)	(119,930)

Less income tax expense	-	-
Net (loss)	$(334,285)	$(119,930)

Weighted average shares	11,697,659
Earnings per share - basic and diluted	$(0.03)	N/A

The accompanying notes are an integral part of these statements.

Pioneer Green Farms Inc.

Formerly Pioneer Green Farms LLC

Statement of Changes in Members' and Shareholders’ Equity (Deficit)

For the Years Ended December 31, 2021 and 2020

	Number of shares	Common stock	Additional paid in capital	Members' equity	Accumulated deficit	Total
Balance, December 31, 2019	-	$-	$-	$143,500	$(141,435)	$2,065
Sale of member units	-	-	-	108,250	-	108,250
Net (loss)		-	-	-	(119,930)	(119,930)
Balance, December 31, 2020	-	-	-	251,750	(261,365)	(9,615)
Sale of member units	-	-	-	209,750	-	209,750
Conversion of member capital to common stock	19,267,000	193	461,307	(461,500)	-	-
Stock issued for cash	700,000	7	69,993	-		70,000
Stock issued for services	1,000,000	10	99,990	-		100,000
Net (loss) -		-	-	-	(334,285)	(334,285)
Balance, December 21, 2021	20,967,000	$210	$631,290	$-	$(595,650)	$35,850

The accompanying notes are an integral part of these statements.

Pioneer Green Farms Inc.

(Formerly Pioneer Green Farms LLC)

For the Years Ended December 31, 2021 & 2020

	December 31 2021	December 31 2020

Cash used in Operating activities
Net (loss)	$(334,285)	$(119,930)
Items not affecting cash:
Depreciation & amortization	6,511	2,750
Shares issued for services	100,000	-
Changes in non-cash working capital:
Prepaid Expenses and other assets	(31,000)	(10,000)
Right of use asset	9,359	4,229
Accounts payable and accrued liabilities	12,044	(8,753)
Other current liabilities	30,000	-
Lease liability	357	(1,029)
Net cash flows from operating activities	(207,014)	(132,733)

Investing activities
Purchase of property and equipment	(14,478)	(22,616)
Net cash flows from investing activities	(14,478)	(22,616)

Financing activities
Sale of member units	209,750	108,250
Advances from (repayments to) related parties, net	(17,455)	66,700
Proceeds from sale of stock	70,000	-
Net cash flows from financing activities	262,295	174,950

Increase (decrease) in cash during the year	40,802	19,601
Cash, beginning of the period	28,287	8,686
Cash, end of the period	$69,089	$28,287

Supplemental disclosures
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these statements.

Pioneer Green Farms Inc.

(Formerly Pioneer Green Farms, LLC)

Notes to the Financial Statements

December 31, 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

PIONEER GREEN FARMS LLC (the “Company”) was established in the State of Florida on January 25, 2019, to start business operations in the agricultural segment of growing hemp products. The Company realized its first harvest in 2021. The crops grown by the Company will be processed into non-THC hemp oil to be sold to third party manufacturers, wholesalers, and retailers.

On May 10, 2021, the Company was converted to a Florida corporation and changed its name to Pioneer Green Farms, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, (“GAAP”). The Company’s year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company records accounts receivable at the time products and services are delivered. An allowance for losses is established through a provision for losses charged to expenses. Receivables are charged against the allowance for losses when management believes collectability is unlikely. The allowance (if any) is an amount that management believes will be adequate to absorb estimated losses on existing receivables, based on evaluation of the collectability of the accounts and prior loss experience. No allowance for doubtful accounts was recorded for the years ended December 31, 2021 or 2020.

Inventories

Inventories are stated at the lower of cost or market. The Company also determines a reserve for excess and obsolete inventory based on historical usage and projecting the year in which inventory will be consumed into a finished product. The valuation of inventories requires management to make significant assumptions, including the assessment of market value by inventory category considering historical usage, future usage and market demand for their products, and qualitative judgments related to discontinued, slow moving and obsolete inventories. There was no inventory the years ended December 31, 2021 or 2020.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the assets’ estimated useful lives, using the straight-line method.

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to the statement of income as incurred, whereas significant renewals and betterments are capitalized.

Depreciation, Amortization, and Capitalization

The Company records depreciation and amortization when appropriate using the straight-line balance method over the estimated useful life of the assets. The Company estimates that the useful life of its buildings and improvementsis 15 years and of its machinery and equipment is three to seven years. Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation is removed from the appropriated accounts and the resultant gain or loss is included in net income.

Impairment of Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment at least annually or whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  The Company did not recognize any impairment losses for any periods presented.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:	defined as observable inputs such as quoted prices in active markets;
Level 2:	defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3:	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of the Company’s cash, other current assets, accounts payable, accrued expenses and loan from shareholder approximates its fair value due to their short-term maturity.

Income Taxes

The Company accounts for its income taxes in accordance with ASC 740 Income Taxes, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credits and carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, Revenue from contracts with customers (Topic 606). Revenue is recognized when a customer obtains control of promised goods of services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the considerations that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probably that the entity will collect the consideration it is entitled in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

Cost of Goods Sold

Cost of goods sold includes direct costs of selling items, direct labor cost, processing, and packaging costs.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease.

Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02 (Topic 842) Leases. Under this new guidance, lessees (including lessees under leases classified as finance leases, which are to be classified based on criteria similar to that applicable to capital leases under current guidance, and leases classified as operating leases) will recognize a right-to-use asset and a lease liability on the balance sheet, initially measured as the present value of lease payments under the lease. Under previous guidance, operating leases are not recognized on the balance sheet. However, the new guidance permits companies to make an accounting policy election not to apply the recognition provisions of the new guidance to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise). The Company elected to adopt the policy not to apply the recognition provisions to short term leases, therefore, lease payments under short term leases will be recognized on a straight-line basis over the lease term.

With the exception of the new standard discussed above, there have been no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2020, that are of significance or potential significance to the Company.

Subsequent Events

In accordance with SFAS 165 (ASC 855), Subsequent Events the Company has analyzed its operations subsequent to December 31, 2021 to the date these financial statements were issued, and has determined that it does not have any other material subsequent events to disclose in these financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with GAAP, which contemplate continuation of the Company as a going concern.  However, the Company has minimal revenue and accumulated losses of $595,650 as of December 31, 2021. The Company has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it will be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

NOTE 4 - PROPERTY AND EQUIPMENT

The Company is constructing a series of greenhouses on leased property. The following is a summary of property and equipment and accumulated depreciation:

	December 31, 2021	December 31, 2020
Buildings	$72,056	$68,414
Land down payment 2nd farm	5,000	-
Leasehold improvements	2,066	-
Machinery and equipment	3,320	-
	82,422	68,414
Accumulated depreciation	9,261	2,750
	$73,181	$65,664

Depreciation expense for the years ended December 31, 2021, and 2020 were $6,511 and $2,750, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

As of July 1, 2020, the Company holds a 25-year lease to a 5-acre orange grove and out-buildings. The minimum rent for the property is $1,000 per month. The Company also has a management contract with the landowners, to provide labor and services, at $6,500 per month plus 10% of the gross sales, with conditions. Both the land lease and the management contract increase by 3% each year on July 1st.

The land lease has been capitalized, at July 1, 2020, as a Right-of-use asset with an equal Right-of-use liability using a discount rate of 6%. The initial present value of the right-of-use asset and liability was calculated to be $211,460. The Company determined this lease to be an operating lease since the land never transfers to the lessee. The asset value will be reduced on a straight-line basis over the 25-year term. The liability will be increased or reduced by payments by the Company which are below or more than the imputed interest on the outstanding lease liability.

During the year ended December 31, 2021, the Company recorded $20,084 in lease expense for the land and $957 under month-to-month payments for an office lease. Cash payments on the lease liability were $12,180.

Lease expense will be $17,500 per year under this lease on a straight-line basis.

Future minimum lease payments are as follows:

FY 2022	12,545
FY 2023	12,922
FY 2024	13,309
FY 2025	13,709
FY 2026	12,330
Thereafter	346,446
Total future minimum lease payments	411,261
Less imputed interest	(200,473)
Total operating lease liability	$210,788

The Company has a cost sharing agreement with another company for office space in Palmetto, Florida. The Company’s portion of the rent, CAM and taxes is estimated to be $11,270 annually. The agreement started in March 2021 and can be changed or cancelled at any time.

NOTE 6 – RELATED PARTY TRANSACTIONS

At December 31, 2021, and 2020, the Company owed $93,359 and $110,816 to related parties including companies controlled by the CEO and the CEO. These amounts are non-interest bearing and due upon demand.

NOTE 7 – SHAREHOLDERS’ AND MEMBERS’ EQUITY/DEFICIT

During 2019, the organizers of the Company collected $143,500 in cash from various friends and family as proceeds for member units. During 2020, an additional $108,250 was collected from the sale of member units. In the six months ended June 30, 2021, another $209,750 was collected from the sale of member units. In May of 2021, the LLC was converted to a Florida corporation and as of June 28, 2021, with 100,000,000 common shares authorized. As of June 30, 2021, 19,267,000 shares of common stock were issued for the outstanding member units. After June 2021, stock was issued for $100,000 of services and $70,000 cash. At December 31, 2021 the outstanding shares totaled 20,967,000.

NOTE 8 – INCOME TAXES

The Company elected to be taxed as a corporation and adopted the provisions of uncertain tax positions as addressed in ASC 740-10-65-1. As a result of the implementation of ASC 740-10-65-1, the Company recognized no increase in the liability for unrecognized tax benefits.

The Company has no tax position at December 31, 2021or 2020 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company does not recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at December 31, 2021 or, 2020. The Company’s utilization of any net operating loss carry forward may be unlikely as a result of its intended activities.

The valuation allowance at December 31, 2021 and 2020 was $95,000 and $66,000, respectively. The net change in valuation allowance during the year ended December 31, 2021 was $29,000.  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of December 31, 2021 and 2020. All tax years since inception remains open for examination only by taxing authorities of US Federal and state of Florida.

The components of the Company’s deferred tax asset and reconciliation of income taxes computed at the new federal and state statutory rate of 25.3% to the income tax amount recorded as of December 31, 2021, and 2020 are as follows:

	December 31, 2021	December 31, 2020
Accumulated loss	595,650	261,365
Book tax differences	(110,000)	-
Net operating loss and carryforwards	$485,600	$261,365
Effective tax rate	25.3%	25.3%
Deferred tax asset, rounded	95,000	66,000
Less: Valuation allowance, rounded	(95,000)	(66,000)
Net deferred asset	$-	$-

NOTE 9 – SUBSEQUENT EVENTS

During the fourth quarter of 2021 the Company collected $30,000 from one investor towards the purchase of a new farm. In January 2022, the Company collected an additional $330,000 from 11 investors to purchase a second farm in Florida. The purchase closed in January 2022 and each investor received a promissory note for $30,000 and 100,000 shares of stock.

Pioneer Green Farms Inc.

(Formerly Pioneer Green Farms, LLC)

Financial Statements

(Unaudited)

For the Three Months Ended March 31, 2022, and Year Ended December 31, 2021

Pioneer Green Farms Inc.

(Formerly Pioneer Green Farms LLC)

Balance Sheets

As of March 31, 2022 & December 31, 2021

	Unaudited
	March 31, 2022	December 31 2021
Assets
Current assets
Cash and cash equivalents	$50,725	$69,089
Inventory	1,920	-
Other current assets	-	41,000
	52,645	110,089

Property and equipment, net	407,504	73,181
Lease right of use	196,657	198,772

Total assets	$656,806	$382,042

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$25,578	$12,045
Accruals and other current liabilities	73,583	30,000
Related party loans	-	93,359
Land purchase notes payable	360,000	-
Less prepaid interest, net of amortization	(100,000)	-
Net land purchase notes payable	260,000	-
Current portion of lease payable	277	-
	359,438	135,404

Lease liabilities	210,513	210,788
	569,951	346,192
Commitments and Contingencies (Note 5)	-	-

Shareholders' Equity
Common stock, 100,000,000 shares authorized, $0.00001 par value, 23,007,000 and 20,967,000 issued and outstanding at March 31, 2022 and December 31, 2021	230	210
Additional paid in capital	855,140	631,290
Accumulated deficit	(768,515)	(595,650)
Total equity	86,855	35,850

Total liabilities and shareholders' and equity	$656,806	$382,042

The accompanying notes are an integral part of these statements.

Pioneer Green Farms Inc.

(Formerly Pioneer Green Farms LLC)

Statements of Operations

For the 3 Months Ended March 31, 2022 & 2021

	Unaudited	Unaudited
	March 31, 2022	March 31, 2021
Revenues	$-	$-

Cost of sales	-	-

Gross profit	-	-

General and administrative expenses
Labor and management	32,950	26,650
General and administration	117,461	39,454
Depreciation and amortization	2,452	1,416
	152,863	67,520

Operating loss	(152,863)	(67,520)

Interest expense	20,002	-
Loss before income taxes	(172,865)	(67,520)

Less Income tax expense	-	-
Net (loss)	$(172,865)	$(67,520)

Weighted average shares	16,599,400	-
Earnings per share - basic and diluted	$(0.01)	-

The accompanying notes are an integral part of these statements.

Pioneer Green Farms Inc.

(Formerly Pioneer Green Farms LLC)

Statement of Changes in Members' and Shareholders’ Equity (Deficit)

For the Three Months Ended March 31, 2022 and the Year Ended December 31, 2021

Unaudited

	Number of shares	Common stock	Contributed surplus	Members' equity	Accumulated deficit	Total
Balance, December 31, 2020	-	$-	$-	$251,750	$(261,365)	$(9,615)
Sale of member units	-	-	-	209,750	-	209,750
Conversion of member capital to common stock	19,267,000	193	461,307	(461,500)	-	-
Stock issued for cash	700,000	7	69,993	-		70,000
Stock issued for services	1,000,000	10	99,990	-		100,000
Net loss		-	-	-	(334,285)	(334,285)
Balance, December 31, 2021	20,967,000	210	631,290	-	(595,650)	35,850
Stock issued for cash	840,000	8	103,862	-	-	103,870
Stock issued for debt	1,200,000	12	119,988	-	-	120,000
Net loss		-	-	-	(172,865)	(155,865)
Balance, March 31, 2022	23,007,000	$230	$855,140	$-	$(768,515)	$86,855

The accompanying notes are an integral part of these statements.

Pioneer Green Farms Inc.

(Formerly Pioneer Green Farms LLC)

For the 3 Months Ended March 31, 2022 & 2021

	Unaudited	Unaudited
	March 31 2022	March 31 2021
Cash used in Operating activities
Net loss	$(172,865)	$(67,520)
Items not affecting cash:
Depreciation & amortization	2,452	1,416
Changes in non-cash working capital:
Inventory	(1,920)
Prepaid Expenses and other assets	41,000	-
Right of use asset	2,564	2,565
Accounts payable and accrued liabilities	13,534	308
Prepaid interest amortization	20,000	-
Other current liabilities	43,583	-
Lease liability	2	263
Net cash flows from operating activities	(51,650)	(62,968)

Investing activities
Purchase of Assets	(337,225)	(3,594)
Net cash flows from investing activities	(337,225)	(3,594)

Financing activities
Sale of member units	-	80,347
Advances from (repayments to) related parties	(93,359)	(12,666)
Proceeds from notes payable	360,000	-
Proceeds from sale of stock	103,870	-
Net cash flows from financing activities	370,511	67,681

Increase (decrease) in cash during the year	(18,364)	1,119
Cash, beginning of the period	69,089	28,287
Cash, end of the period	$50,725	$29,406

Supplemental disclosures
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Stock issued for prepaid interest	$120,000

The accompanying notes are an integral part of these statements.

Pioneer Green farms Inc.

(Formerly Pioneer Green Farms LLC)

Notes to the Financial Statements

(Unaudited)

March 31, 2022

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

PIONEER GREEN FARMS LLC (the “Company”) was established in the State of Florida on January 25, 2019, to start business operations in the agricultural segment of growing hemp products. The Company realized its first harvest in 2021. The crops grown by the Company will be processed into non-THC hemp oil to be sold to third party manufacturers, wholesalers, and retailers.

On May 10, 2021, the Company was converted to a Florida corporation and changed its name to Pioneer Green Farms, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The interim financial statements of Pioneer Green Farms are unaudited. These Financial Statements include all adjustments, consisting only of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position, and cash flows. The results reported in these Financial Statements are not necessarily indicative of the results that may be expected for the entire year. The 2021 year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company had $50,725 and $69,089 of cash as of March 31, 2022 and December 31, 2021, respectively.

Accounts Receivable

The Company records accounts receivable at the time products and services are delivered. An allowance for losses is established through a provision for losses charged to expenses. Receivables are charged against the allowance for losses when management believes collectability is unlikely. The allowance (if any) is an amount that management believes will be adequate to absorb estimated losses on existing receivables, based on evaluation of the collectability of the accounts and prior loss experience. No allowance for doubtful accounts was recorded for the three months ended March 31, 2022, or year ended December 31, 2021.

Inventories

Inventories are stated at the lower of cost or market. The Company also determines a reserve for excess and obsolete inventory based on historical usage and projecting the year in which inventory will be consumed into a finished product. The valuation of inventories requires management to make significant assumptions, including the assessment of market value by inventory category considering historical usage, future usage and market demand for their products, and qualitative judgments related to discontinued, slow moving and obsolete inventories. There Company held seeds for the new farm in inventory at March 31, 2022.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the assets’ estimated useful lives, using the straight-line method.

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to the statement of income as incurred, whereas significant renewals and betterments are capitalized.

Depreciation, Amortization, and Capitalization

The Company records depreciation and amortization when appropriate using the straight-line balance method over the estimated useful life of the assets. The Company estimates that the useful life of its buildings is ten years and of its machinery and equipment is five years. Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation is removed from the appropriated accounts and the resultant gain or loss is included in net income.

Impairment of Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment at least annually or whenever facts and circumstances indicate that the carrying value may not be recoverable.  When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset.  The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required.  If the carrying amount of the long-lived asset is not recoverable, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.  The Company did not recognize any impairment losses for any periods presented.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:	defined as observable inputs such as quoted prices in active markets;
Level 2:	defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3:	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of the Company’s cash, other current assets, accounts payable, accrued expenses and loan from shareholder approximates its fair value due to their short-term maturity.

Income Taxes

The Company accounts for its income taxes in accordance with ASC 740 Income Taxes, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credits and carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, Revenue from contracts with customers (Topic 606). Revenue is recognized when a customer obtains control of promised goods of services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the considerations that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probably that the entity will collect the consideration it is entitled in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

Cost of Goods Sold

Cost of goods sold includes direct costs of selling items, direct labor cost, processing, and packaging costs.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease.

Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02 (Topic 842) Leases. Under this new guidance, lessees (including lessees under leases classified as finance leases, which are to be classified based on criteria similar to that applicable to capital leases under current guidance, and leases classified as operating leases) will recognize a right-to-use asset and a lease liability on the balance sheet, initially measured as the present value of lease payments under the lease. Under previous guidance, operating leases are not recognized on the balance sheet. However, the new guidance permits companies to make an accounting policy election not to apply the recognition provisions of the new guidance to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise). The Company elected to adopt the policy not to apply the recognition provisions to short term leases, therefore, lease payments under short term leases will be recognized on a straight-line basis over the lease term.

With the exception of the new standard discussed above, there have been no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2020, that are of significance or potential significance to the Company.

Subsequent Events

In accordance with SFAS 165 (ASC 855), Subsequent Events the Company has analyzed its operations subsequent to March 31, 2022, to the date these financial statements were issued, and has determined that it does not have any other material subsequent events to disclose in these financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with GAAP, which contemplate continuation of the Company as a going concern.  However, the Company has minimal revenue and accumulated losses of $768,515 and $595,650 as of March 31, 2022, and December 31, 2021, respectively. The Company has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it will be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

NOTE 4 - PROPERTY AND EQUIPMENT

The Company is constructing a series of greenhouses on leased property. The following is a summary of property and equipment and accumulated depreciation:

	March 31, 2022	December 31, 2021
Buildings	$78,522	$72,056
Land - Myakka Farm	315,402	5,000
Machinery and equipment	25,293	5,386
	419,217	82,422
Accumulated depreciation	11,713	9,261
	$407,504	$73,181

Depreciation expense for the three months ended March 31, 2022, and 2021 were $2,452 and $1,416, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

As of July 1, 2020, the Company held a 25-year lease to a 5-acre orange grove and out-buildings. The minimum rent for the property is $1,000 per month. The Company also has a management contract with the landowners, to provide labor and services, at $6,500 per month plus 10% of the gross sales, with conditions. Both the land lease and the management contract increase by 3% each year on July 1st.

The land lease has been capitalized, at July 1, 2020, as a Right-of-use asset with an equal Right-of-use liability using a discount rate of 6%. The initial present value of the right-of-use asset and liability was calculated to be $211,460. The Company determined this lease to be an operating lease since the land never transfers to the lessee. The asset value will be reduced on a straight-line basis over the 25-year term. The liability will be increased or reduced by payments by the Company which are below or more than the imputed interest on the outstanding lease liability.

During the three months ended March 31, 2022, the Company recorded $5,315 in lease expense for the land and $6,683 under month-to-month payments for an office lease and rent reimbursement. Cash payments on the lease liability were $3,090.

Lease expense will be $17,500 per year under this lease on a straight-line basis.

Future minimum lease payments are as follows:

FY 2022	9,455
FY 2023	12,922
FY 2024	13,309
FY 2025	13,709
FY 2026	12,330
Thereafter	345,160
Total future minimum lease payments	406,885
Less imputed interest	(196,095)
Less current portion	(277)
Total operating lease liability	$210,513

The Company has a cost sharing agreement with another company for office space in Palmetto. The Company’s portion of the rent, CAM and taxes is estimated to be $11,270 annually. The agreement started in March 2021 and can be changed or cancelled at any time.

The Company also has a cost sharing agreement with an officer to provide rental assistance at $1,700 per month. There is no contract, and the payments can cease or change at any time.

NOTE 6 – RELATED PARTY TRANSACTIONS

At March 31, 2022 and December 31, 2021, the Company owed $0 and $93,359 to related parties including companies controlled by the CEO and the CEO. These amounts are non-interest bearing and due upon demand.

The above amounts are not necessarily indicative of the amount that would have been incurred had a comparable transaction been entered into with independent parties.

NOTE 7 – LAND PURCHASE NOTES PAYABLE

During the December 2021and January 2022, the Company collected $360,000 from 12 investors to purchase a second farm in Florida. The purchase closed in January 2022 and each investor received a promissory note for $30,000 and 100,000 shares of stock. The notes are payable within one year and the Company recorded $120,000 of prepaid interest on the issuance of the stock. As of March 31, 2022, $20,000 of the interest had been recognized.

NOTE 8 – SHAREHOLDERS’ AND MEMBERS’ EQUITY

During 2019 and 2020 the organizers of the Company collected $251,750 in cash from various friends and family as proceeds for member units. In the six months ended June 30, 2021, another $209,750 was collected from the sale of member units. In May of 2021, the LLC was converted to a Florida corporation and as of June 28, 2021, 19,267,000 shares of common stock were issued for the outstanding member units totaling $461,500.

After June 2021, stock was issued for $100,000 of services and $70,000 cash, during 2021.

During the three months ended March 31, 2022, stock was issued for $120,000 in prepaid interest and $103,869 in cash.

At March 31, 2022, the outstanding shares totaled 23,007,000.

NOTE 9 – INCOME TAXES

The Company elected to be taxed as a corporation and adopted the provisions of uncertain tax positions as addressed in ASC 740-10-65-1. As a result of the implementation of ASC 740-10-65-1, the Company recognized no increase in the liability for unrecognized tax benefits.

The Company has no tax position at March 31, 2022 or December 31, 2021 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company does not recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at March 31, 2022 or December 31, 2021. The Company’s utilization of any net operating loss carry forward may be unlikely as a result of its intended activities.

The components of the Company’s deferred tax asset and reconciliation of income taxes computed at the new federal and state statutory rate of 25.3% to the income tax amount recorded as of March 31, 2022, and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
Accumulated loss	$768,515	$595,650
Book tax differences	(100,000)	(110,000)
Net operating loss and carryforwards	668,500	485,600
Effective tax rate	25.3%	25.3%
Deferred tax asset	143,700	100,100
Less: Valuation allowance	(143,700)	(100,100)
Net deferred asset	$-	$-

NOTE 10 – EARNINGS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period, without consideration of potential common shares. Diluted loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding plus potential common shares. Convertible preferred stock and stock options are considered potential common shares and are included in the calculation of diluted earnings (loss) per share using the if-converted method and treasury stock method, respectively, when their effect is dilutive. Potential common shares are excluded from the calculation of diluted earnings (loss) per share when their effect is anti-dilutive.

For the three months ended March 31, 2022, there were no potential common shares.

NOTE 11 – SUBSEQUENT EVENTS

There have been no significant events since March 31, 2022.

5,666,000 Shares of Common Stock

PIONEER GREEN, INC.

PROSPECTUS

April __, 2022

[ c o v e r p a g e ]

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuances and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered. None of the following expenses are payable by the Selling Stockholder. All of the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$131
Legal fees and expenses	$20,000
Accounting fees and expenses	$18,000
Miscellaneous	$2000
TOTAL	$40,131

Item 14. Indemnification of Directors and Officers.

The Florida Business Corporation Act (the “FBCA”) generally provides that a corporation may indemnify a person made party to a proceeding because the person is or was a director against liability incurred in the proceeding if: the person’s conduct was in good faith; the person reasonably believed, in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation’s best interests, and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests; and, in the case of any criminal proceeding, the person had no reasonable cause to believe that the person’s conduct was unlawful. The FBCA prohibits such indemnification in a proceeding by or in the right of the corporation in which the person was adjudged liable to the corporation or in connection with any other proceeding in which the person was adjudged liable for having derived an improper personal benefit. The FBCA further provides that, unless limited by its articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or officer of the corporation, against reasonable expenses incurred by the person in connection with the proceeding. In addition, a director or officer, who is or was a party to a proceeding, may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. The FBCA allows a corporation to indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director.

As permitted by the FBCA, the Company’s articles of incorporation and bylaws generally provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the FBCA. In addition, the Company may also indemnify and advance expenses to an officer who is not a director to a greater extent, not inconsistent with public policy, and if provided for by its bylaws, general or specific action of the Company’s board of director or shareholders.

Item 15. Recent Sales of Unregistered Securities

Shares Issued for Cash

During 2021, the Company issued 1,140,000 shares of common stock to shareholders for an aggregate amount of $114,000, pursuant to an exemption from registration under Section 4(a)(2) of the Security Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description

Exhibit Number	Exhibit Description	Filed Herewith

3.1	Articles of Incorporation	*
3.2	Certificate of Conversion	*
3.3	Bylaws	*
4.1	Specimen Stock Certificate	*
5.1	Opinion of The Norman Law Firm PLLC	*
10.1	Lease Agreement with Drymon Citrus Nursery	*
23.1	Consent of Accell Audit & Compliance, PA	**
23.2	Consent of The Norman Law Firm PLLC (included in Exhibit 5.1)	*
99.1	List of Selling Security Holders	*
107	Filing Fee Table	*

*Previously filed

** Filed herewith

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City Fort Lauderdale, FL on June 7, 2022.

Pioneer Green Farms Inc.

Date: June 7, 2022	By:	/s/ Michael Donaghy
Michael Donaghy
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated and, on the dates, indicated:

Signature	Title	Date

/s/ Michael Donaghy	Chief Executive Officer (Principal Executive)	June 7, 2022
Michael Donaghy

/s/ Thomas J. Bellante	Chief Financial Officer	June 7, 2022
Thomas J. Bellante	(Principal Accounting Officer)

/s/ Beverly Drew	Corporate Secretary	June 7, 2022
Beverly Drew

/s/ Robert Turner	Director	June 7, 2022
Robert Turner